NOTICE OF 2020 ANNUAL MEETING OF STOCKHOLDERS &

PROXY STATEMENT



PFG Performance Food Group









Notice of 2020 Virtual Annual Meeting of Stockholders

Logistics



WHEN

Thursday, November 19, 2020 8:30 A.M. Eastern Time



WHERE

Meeting live via the internet – please visit www.virtualshareholdermeeting.com/PFGC2020



WHO CAN VOTE

You may vote at the Annual Meeting of Stockholders to be held on November 19, 2020 (the "Annual Meeting") if you were a stockholder of record at the close of business on September 30, 2020.

Items of Business

		Board Recommendation
PROPOSAL 1	To elect the four Class I and two Class II director nominees listed in the Proxy Statement.	**FOR** each director nominee
PROPOSAL 2	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2021.	**FOR**
PROPOSAL 3	To approve, in a non-binding advisory vote, the compensation paid to the named executive officers.	**FOR**

Stockholders will also consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof. Proxy votes must be received no later than 11:59 P.M., Eastern Time, on November 18, 2020.

If you plan to participate in the Annual Meeting, please see the instructions in the Question and Answer section of this Proxy Statement. Stockholders will be able to listen, vote electronically and submit questions online during the Annual Meeting. There will be no physical location for stockholders to attend. Stockholders may only participate online at www.virtualshareholdermeeting.com/PFGC2020.

This Proxy Statement, together with a form of proxy card and the Annual Report on Form 10-K for the fiscal year ended June 27, 2020 (the "Annual Report") are first being sent to stockholders on or about October 9, 2020.

Your vote is important to us. Thank you for voting.

By Order of the Board of Directors,

A. Brent King
Senior Vice President, General Counsel and Secretary

Ways to Vote Your Proxy



BY INTERNET

Go to the website www.proxyvote.com and follow the instructions, 24 hours a day, seven days a week.

You will need the 16-digit number included on your proxy card to obtain your records and to vote by internet.



BY TELEPHONE

From a touch-tone telephone, dial 1-800-690-6903 and follow the recorded instructions, 24 hours a day, seven days a week.

You will need the 16-digit number included on your proxy card in order to vote by telephone.



BY MAIL

Mark your selections on the proxy card.

Date and sign your name exactly as it appears on your proxy card.

Mail the proxy card in the enclosed postage-paid envelope provided to you in time to be received before the deadline.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON THURSDAY, NOVEMBER 19, 2020:

This Proxy Statement and our Annual Report are available free of charge on the Annual Report and Proxy tab in the Financial Information section in the Investors section of our website (https://investors.pfgc.com/financials/annual-reports/default.aspx; https://investors.pfgc.com/financials/proxy/default.aspx).

Message from Our Chairman, President and Chief Executive Officer

> " I could not be prouder of our organization and how it has responded to the challenging environment. I would like to thank each of our associates for their outstanding work. "



Dear Fellow Stockholders:

Fiscal 2020 has been an extraordinary 12 months for Performance Food Group ("PFG"). We began the year by announcing the highly complementary acquisition of Reinhart FoodService L.L.C. ("Reinhart"), closing the transaction on December 30th. I am very pleased with our team's execution integrating the Reinhart organization.

Meanwhile, as the COVID-19 pandemic has disrupted businesses around the world, our team has continued to drive results while gaining share in our core businesses. I could not be prouder of our organization and how it has responded to the challenging environment. I would like to thank each of our associates for their outstanding work.

Our fiscal 2020 financial results include:

- Total case volume growth of 7.6%
- Net sales increased 27.1% to $25.1 billion
- Gross profit improved 14.2% to $2.9 billion
- Net loss of $114.1 million
- Adjusted EBITDA declined 14.7% to $405.5 million[1]
- Diluted loss per share of $1.01
- Adjusted Diluted EPS declined 67.1% to $0.70[1]

Acquisitions

Through its history, PFG has been a disciplined and proven acquirer and fiscal 2020 was no different. After announcing the acquisition of Reinhart to start the fiscal year, PFG closed the transaction on December 30th. Through the remainder of the fiscal year, PFG welcomed the associates from Reinhart and began a successful integration of the business into the PFG family. This transaction has transformed PFG into one of the largest food distributors in the U.S. with historical pro-forma net sales of approximately $30 billion.

PFG continued to welcome Eby-Brown into the PFG organization after a successful completion of that transaction in fiscal 2019. The Eby-Brown transaction has continued to provide stable results, particularly as the convenience store channel remained resilient through the COVID-19 pandemic.

Winning Business with Financial Strength

The COVID-19 pandemic will likely influence the business environment for many years to come. While the circumstances have provided a challenging external landscape, our organization has risen to the occasion. In April, we fortified our balance sheet by raising over $700 million through issuance of both equity and debt securities. As a result, we closed fiscal 2020 with over $2.1 billion of total liquidity including cash and availability on our ABL facility. With this strong financial position, we have supported our sales force and looked for new business opportunities.

The strength in our balance sheet allows our company to look for new opportunities to grow and thrive. We have already seen this materialize in market share gains through the back half of fiscal 2020. Our company's focus on customer service is a key component to our past success and will lead us to a brighter future.

Sincerely,

George Holm

George L. Holm
Chairman of the Board of Directors,
President and Chief Executive Officer

---

[1]   This Proxy Statement includes several metrics, including Adjusted EBITDA and Adjusted diluted EPS, that are not calculated in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Please see Appendix A at the end of this Proxy Statement for the definitions of non-GAAP financial measures and reconciliations of such non-GAAP financial measures to their respective most comparable financial measures calculated in accordance with GAAP.

PFG Performance Food Group

THIS PAGE INTENTIONALLY LEFT BLANK

Proxy Summary

This summary highlights information about Performance Food Group Company (the "Company" or "PFG") and certain other information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider in voting your shares; therefore, you should read the entire Proxy Statement carefully before voting. Except where the context requires otherwise, references to "the Company," "we," "us" and "our" refer to Performance Food Group Company. Capitalized terms used but not defined herein have the meanings set forth in our Annual Report.

About Performance Food Group

PFG at a Glance



Leading distributor

Vistar is one of the leading distributors of candy, snacks and beverages to multiple distribution channels

PFG is one of the leading distributors to casual dining restaurant chains

Over **20,000** associates nationwide

109 distribution centers

Over 175,000,000 miles logged with one of the nation's largest truck fleets

PFG delivers approximately **200,000 national** and proprietary branded food and food-related products

PFG delivers to more than **200,000 customer locations**

2020 Performance Highlights[1]

2020 Net Sales = $25.1B



Foodservice 67%
Vistar 33%

EBITDA by Segment



Foodservice 90%
Vistar 10%

EBITDA Profit Margins

$405.5MM
2020 Adj. EBITDA[2]


Foodservice 2.0%


Vistar 0.5%

[1]   Percentages presented for segments exclude corporate overhead and other non-reportable segments.
[2]   Please see Appendix A at the end of this Proxy Statement for the definitions of non-GAAP financial measures and reconciliations of such non-GAAP financial measures to their respective most comparable financial measures calculated in accordance with GAAP.

Our Geographic Footprint



● **Foodservice** 75
● **Vistar** 34



109 distribution centers

Core Strategies



Grow our independent customer base and brands in Foodservice and expand our channels in Vistar



Pursue strategic acquisitions



Deliver consistent financial performance through strong operating cash flows

Voting Roadmap

Proposal 01

Election of Directors

 Your Board of Directors recommends that you vote **"FOR"** the election of the four Class I and two Class II director nominees.

» See page 12 for further information.

The Board of Directors of Performance Food Group Company (the "Board" or "Board of Directors")



George L. Holm
Class I Director Nominee
Chairman, President and Chief Executive Officer of Performance Food Group

Age: **65**   Director Since: **2002**
Other Current Public Company Boards: None



Barbara J. Beck
Class I Director Nominee
Former Chief Executive Officer of the Learning Care Group, Inc.

Age: **60**   Director Since: **2019**
Other Current Public Company Boards: Ecolab Inc.



Matthew C. Flanigan
Class I Director Nominee
Former EVP and Chief Financial Officer of Leggett & Platt, Incorporated

Age: **58**   Director Since: **2019**
Other Current Public Company Boards: Jack Henry & Associates, Inc.



David V. Singer
Class I Director Nominee
Former Chief Executive Officer of Snyder's-Lance, Inc.

Age: **65**   Director Since: **2019**
Other Current Public Company Boards: Brunswick Corporation, SPX Flow, Inc.



Meredith Adler
Class II Director Nominee
Former Managing Director and Senior Equity Analyst at Barclays Capital

Age: **66**   Director Since: **2016**
Other Current Public Company Boards: None



Jeffrey M. Overly
Class II Director Nominee
Former Operating Partner of The Blackstone Group

Age: **62**   Director Since: **2013**
Other Current Public Company Boards: None



William F. Dawson, Jr
Chief Executive Officer of Wellspring Capital Management LLC

Age: **56**   Director Since: **2002**
Other Current Public Company Boards: None



Manuel A. Fernandez
Managing Director of SI Ventures
Former Chief Executive Officer of Gartner, Inc.

Age: **74**   Director Since: **2017**
Other Current Public Company Boards: Brunswick Corporation, Leggett & Platt, Incorporated



Kimberly S. Grant
Chief Strategy Officer of Fast Acquisition Corporation

Age: **49**   Director Since: **2017**
Other Current Public Company Boards: None



Randall N. Spratt
Former Executive Vice President, Chief Information Officer and Chief Technology Officer of McKesson Corporation

Age: **68**   Director Since: **2018**
Other Current Public Company Boards: None

Keys

IND Independent

Committees:
- ● Audit Committee
- ● Compensation and Human Resources Committee
- ● Nominating and Corporate Governance Committee
- ● Technology Committee
- ● Chair ◉ Member

Class:
- ◣ Class I Directors
- ◣ Class II Directors
- ◣ Class III Directors

Board Snapshot



Independence

8 directors are **independent**

Tenure

8 directors **<1-10 years**

2 directors **>10 years**

Gender

3 directors are **women**

Age

4 directors **45 to 60 years**

5 directors **61 to 70 years**

1 director **Over 70 years**

Corporate Governance Highlights

Board Independence	✔ Fully independent Audit, Compensation and Human Resources, Nominating and Corporate Governance and Technology Committees ✔ Regular executive sessions of independent directors
Board Performance	✔ Three of the four members of our Audit Committee qualify as an "audit committee financial expert"
Stockholder Rights	✔ Majority voting standard for the election of directors in uncontested elections ✔ Proxy access bylaw provision enabling a stockholder who has owned a significant amount of our common stock for a significant amount of time to submit director nominees ✔ Majority voting standard for amending our governing documents ✔ Majority voting standard for removing directors ✔ Right to call a special meeting
Other Board and Board Committee Practices	✔ Stock ownership requirements for executive officers and directors ✔ Policies prohibiting hedging our shares ✔ Since the 2019 annual meeting, directors are elected for 1-year terms. Commencing at the 2021 annual meeting, the Board will be declassified and all directors will be elected for 1-year terms.
Policies, Programs and Guidelines	✔ Corporate Governance Guidelines place limits on the number of public company directorships held by our directors

Proposal 02

Ratification of Independent Registered Public Accounting Firm



Your Board of Directors recommends that you vote **"FOR"** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2021.

» See page 27 for further information.

Proposal 03

Advisory Vote on Named Executive Officer Compensation



Your Board of Directors recommends that you vote **"FOR"** the approval of the compensation paid to our named executive officers.

» See page 32 for further information.

Framework of 2020 Named Executive Officer Compensation

Compensation Element	Compensation Objectives Designed to be Achieved
21% **Base Salary**	Recognize ongoing performance of job responsibilities.
22% **Cash Bonus Opportunity**	Compensation "at risk" and designed to encourage the achievement of annual business goals.
57% **Long-Term Equity Incentive Opportunity**	Compensation "at risk" and designed to encourage the creation of stockholder value and the achievement of long-term business goals.

2020 Executive Total Targeted Compensation Mix

CEO Compensation Mix



14% Base Salary

18% Annual Incentives

68% Long-term Incentives

Other NEO Compensation Mix



26% Base Salary

26% Annual Incentives

48% Long-term Incentives

Compensation Practices

👍 What We Do

- **Performance Driven Pay:** We base a very high percentage of executive pay on Company performance through annual and long-term incentives that are capped. We require executives to achieve annual and long-term performance-based goals tied to stockholder value.
- **Pay Aligned to Peers:** We target median compensation levels and benchmark market data of our peer group companies when making executive compensation decisions.
- **Annual Say-on-Pay:** We hold an annual advisory Say-on-Pay vote concerning executive compensation.
- **Clawbacks:** Our clawback policy subjects sign-on grants, incentive cash and/or equity awards to clawbacks upon misconduct regardless of a restatement of the financial statements or an error in the calculation of such incentive-based or equity-based compensation.
- **Stock Ownership Requirements:** We apply mandatory stock ownership guidelines for executive officers and directors.
- **Independent Compensation Consulting Firm reporting directly to the Compensation and Human Resources Committee ("Compensation Committee"):** Our Board engages an independent compensation consulting firm, that does not provide any other services to our Company, to provide counsel, evaluate and manage risk in our compensation programs.
- **Double-Trigger Severance Agreements:** We maintain double-trigger equity award vesting acceleration upon involuntary termination following a Change in Control ("CIC").
- **Modest Perquisites:** We provide our executive officers with limited and reasonable perquisites in order to attract and retain them.

👎 What We Don't Do

- No excise tax gross-ups
- No modified single-trigger or single-trigger CIC severance agreements (we only use double-trigger CIC severance provisions)
- No uncapped incentive compensation opportunities
- No hedging of shares by our directors or employees
- No excessive perquisites
- No repricing of underwater stock options
- No dividends provided on unearned performance awards

Table of Contents

PFG Performance Food Group

Corporate Governance at Performance Food Group

Election of Directors

Your board of directors recommends that you vote **"FOR"** the election of the four Class I and two Class II director nominees.

Our Amended and Restated Certificate of Incorporation previously provided for a classified Board of Directors divided into three classes. At our 2018 Annual Meeting, our stockholders approved a proposal to declassify our Board of Directors and to make our directors subject to annual election beginning with the 2019 Annual Meeting and continuing thereafter, as the existing three-year terms of our directors expired in 2019 and 2020 and expire in 2021. Beginning in 2021, all of our directors will be subject to annual election. George L. Holm, Barbara J. Beck, Matthew C. Flanigan and David V. Singer constitute a class with a term that expires at the Annual Meeting (the "Class I Directors"); Meredith Adler and Jeffrey M. Overly constitute a class with a term that also expires at the Annual Meeting (the "Class II Directors"); and William F. Dawson, Jr., Manuel A. Fernandez, Kimberly S. Grant and Randall N. Spratt constitute a class with a term that expires at our 2021 Annual Meeting of Stockholders (the "Class III Directors").

Upon the recommendation of the Nominating and Corporate Governance Committee, the full Board of Directors has considered and nominated the following slate of Class I Director

nominees and Class II Director nominees to hold office for one year until our 2021 Annual Meeting of Stockholders (the "2021 Annual Meeting") and until their successors have been elected and qualified, subject to their earlier death, resignation or removal: George L. Holm, Barbara J. Beck, Matthew C. Flanigan, David V. Singer, Meredith Adler and Jeffrey M. Overly. Action will be taken at the Annual Meeting for the election of these four Class I Director nominees and two Class II Director nominees.

Unless otherwise instructed, the persons named in the form of proxy card (the "proxyholders") included with this Proxy Statement intend to vote the proxies held by them "FOR" the election of George L. Holm, Barbara J. Beck, Matthew C. Flanigan, David V. Singer, Meredith Adler and Jeffrey M. Overly. Each of these nominees has indicated that he or she is willing and able to serve as a director. If any of these nominees ceases to be a candidate for election by the time of the Annual Meeting (a contingency which the Board does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of the Board.

The Board of Directors



Independence

8 directors are **independent**

Tenure

8 directors **<1-10 years**

2 directors **>10 years**

Gender

3 directors are **women**

Age

4 directors **45 to 60 years**

5 directors **61 to 70 years**

1 director **Over 70 years**

PFG Performance Food Group

Nominees for Election to the Board of Directors

The following information describes the offices held, other public company directorships and the term of service of each director nominee. Beneficial ownership of equity securities of the director nominees is shown under "Ownership of Securities."

Class I Director Nominees (If Elected, Term Will Expire at 2021 Annual Meeting)

George L. Holm



Age: **65**

Director since: **2002**

Committees:

- None

BACKGROUND

Mr. Holm has served as our President and Chief Executive Officer since September 2002, when he founded the Company and subsequently led the Company through its expansion into the broadline foodservice distribution industry with the Performance Food Group Company acquisition in May 2008. Additionally, in January 2019, Mr. Holm was named Chairman of the Board. Prior to joining the Company, he held various senior executive positions with Sysco Corporation, Alliant Foodservice and US Foods. Mr. Holm received a Bachelor of Science degree in business administration from Grand Canyon University.

KEY EXPERIENCES

We considered Mr. Holm's experience as an executive in the U.S. foodservice distribution industry. Furthermore, we also considered how his additional role as our Chief Executive Officer and President would bring management perspective to Board deliberations and provide valuable information about the status of our day-to-day operations.

Barbara J. Beck



Age: **60**

Director since: **2019**

Committees:

- Compensation and Human Resources
- Technology

BACKGROUND

Ms. Beck retired in 2019 from her position as the Chief Executive Officer of Learning Care Group, Inc. ("LCG"), a global for-profit early childhood education provider. She served as Chief Executive Officer of LCG, from March 2011 until June 2019, and currently acts as an advisor to American Securities, the private equity owner of LCG. Ms. Beck also serves on the Executive Council of American Securities. Prior to joining LCG, Ms. Beck spent nine years as an executive of Manpower Inc., a world leader in the employment services industry, including as President of Manpower's EMEA operations from 2006 to 2011. Prior to joining Manpower, Ms. Beck was an executive of Sprint Corporation, a global communications company, serving in various operating and leadership roles for 15 years. Since 2008, Ms. Beck has served on the board of directors of Ecolab Inc., a global provider of water, hygiene and energy technologies and services to food, energy, healthcare, industrial, hospitality and other markets.

KEY EXPERIENCES

We considered Ms. Beck's extensive general management and operational experience, including as a tenured CEO, allowing her to contribute to our strategic vision particularly as it relates to value creation strategies. Ms. Beck has significant knowledge of the impact of labor market trends on global and local economies and knowledge of employment services. Additionally, as an executive at Sprint, Ms. Beck gained expertise in the information technology field.

| Financial | Foodservice Distribution Industry | HR | Innovation | Investment | Investor Relations | Leadership | Marketing | Operations | Public Company Governance | Public Reporting & Auditing | Restaurant | Risk Management | Strategic Planning | Technology |

Matthew C. Flanigan



Age: **58**

Director since: **2019**

Committees:

- Audit (Chair)
- Technology

BACKGROUND

Mr. Flanigan retired in 2019 from his role as Executive Vice President & Chief Financial Officer of Leggett & Platt, Incorporated, a global manufacturer of engineered components and products, where he also served on the Board of Directors for nearly 10 years. Mr. Flanigan was appointed Senior Vice President of Leggett & Platt in 2005 and became Chief Financial Officer in 2003. From 1999 until 2003, he served as President of the Office Furniture and Plastics Components Groups of Leggett & Platt. Mr. Flanigan currently serves as Vice Chairman of the Board and Lead Director of Jack Henry & Associates, Inc., a leading financial technology company. He has served on the board of directors of Jack Henry & Associates since 2007, and he was appointed Lead Director by the independent directors of Jack Henry & Associates in 2012.

KEY EXPERIENCES



We considered Mr. Flanigan's substantial executive experience of sixteen years as the Chief Financial Officer of a large, publicly-traded company in enabling him to bring important perspectives to our Board of Directors on performance management, business analytics, compliance, risk management, public reporting, and investor relations.

David V. Singer



Age: **65**

Director since: **2019**

Committees:

- Compensation and Human Resources
- Nominating and Corporate Governance

BACKGROUND

Mr. Singer retired in 2013 as the Chief Executive Officer of Snyder's-Lance, Inc., a manufacturer and marketer of snack foods throughout the United States and internationally. Mr. Singer served as Chief Executive Officer and as a director of Snyder's-Lance from its formation in 2010 until his retirement in 2013. He was the President and Chief Executive Officer of Lance, Inc. from 2005 until its merger with Snyder's of Hanover, Inc. in 2010. Mr. Singer also served as a director of Lance, Inc. from 2003 until its merger with Snyder's. He previously served as Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005. Presently, Mr. Singer also serves on the board of directors of Brunswick Corporation and SPX Flow, Inc.

KEY EXPERIENCES



We considered Mr. Singer's experience as a chief financial officer and in board governance, management and financial experience, as well as his significant knowledge of the food and beverage industries. He also offers expertise in corporate finance and mergers and acquisition.

| Financial | Foodservice Distribution Industry | HR | Innovation | Investment | Investor Relations | Leadership | Marketing | Operations | Public Company Governance | Public Reporting & Auditing | Restaurant | Risk Management | Strategic Planning | Technology |

Class II Directors (If Elected, Term Will Expire at the 2021 Annual Meeting)

Meredith Adler



Age: **66**

Director since: **2016**

Committees:

- Audit
- Nominating and Corporate Governance

BACKGROUND

Ms. Adler served as a Managing Director and Senior Equity Analyst at Barclays Capital, and at Lehman Brothers prior to its acquisition by Barclays, from 1996 until her retirement in July 2016. In her role at Barclays, Ms. Adler followed a wide range of consumer-oriented companies, including foodservice distributors, food and drug retailers, discounters and healthy living retailers. Ms. Adler graduated from Boston University and received an MBA degree from New York University's Stern School of Business.

KEY EXPERIENCES



We considered Ms. Adler's knowledge of the foodservice industry and significant experience in financial matters and investor relations.

Jeffrey M. Overly



Age: **62**

Director since: **2013**

Committees:

- Compensation and Human Resources
- Nominating and Corporate Governance

BACKGROUND

Mr. Overly retired as an Operating Partner at The Blackstone Group, one of the world's leading investment firms ("Blackstone"), in August 2018. Before joining Blackstone in 2008, Mr. Overly was Vice President of Global Fixture Operations at Kohler Company. Prior to that, he served 25 years at General Motors Corporation and Delphi Corporation in numerous operations and engineering positions. Mr. Overly has a Bachelor of Science degree in Industrial Management from the University of Cincinnati and a Masters in Business from Central Michigan University.

KEY EXPERIENCES



We considered Mr. Overly's significant operational experience in public companies and his significant corporate governance expertise gained from his active involvement in Blackstone's investments in numerous portfolio companies.

| Financial | Foodservice Distribution Industry | HR | Innovation | Investment | Investor Relations | Leadership | Marketing | Operations | Public Company Governance | Public Reporting & Auditing | Restaurant | Risk Management | Strategic Planning | Technology |

Continuing Members of the Board of Directors

The following information describes the offices held and other public company directorships of our Class III Directors who are not subject to election this year. Beneficial ownership of equity securities for these directors is also shown under "Ownership of Securities."

Class III Directors (Term Expires at 2021 Annual Meeting)

William F. Dawson, Jr.



Age: 56

Director since: **2002**

Committees:

- None

BACKGROUND

Mr. Dawson is the Chief Executive Officer of Wellspring Capital Management LLC, a leading private equity firm ("Wellspring"). He has served as the chair of Wellspring's investment committee since 2004. Mr. Dawson has led or co-sponsored several of Wellspring's most successful investments in distribution, consumer services, business services, healthcare, energy services and industrial companies. Prior to joining Wellspring, Mr. Dawson was a partner at Whitney & Co., where he was head of the middle-market buyout group. Prior to that, Mr. Dawson spent 14 years at Donaldson, Lufkin & Jenrette Securities Corporation where he was most recently a managing director at DLJ Merchant Banking. Mr. Dawson received a Bachelor of Science degree from St. Francis College and an MBA from Harvard Business School.

KEY EXPERIENCES

We considered Mr. Dawson's significant financial, investment, and operational experience from his involvement in Wellspring's investments in numerous portfolio companies, as well as his seventeen years of experience as a director of the Company and its predecessor.

Manuel A. Fernandez



Age: 74

Director since: **2017**

Committees:

- Compensation and Human Resources (Chair)
- Nominating and Corporate Governance
- Technology

BACKGROUND

Mr. Fernandez serves as the Managing Director of SI Ventures, a venture capital firm focused on information technology and communications infrastructure. He has held that position with the firm since its inception in 1998. Mr. Fernandez served as Chief Executive Officer of Gartner, Inc., a leading research and advisory company, from 1991 to 1998, and Chairman of the Board of Directors of Gartner, Inc. from 1991 until 2001. He has also been Chairman and Chief Executive Officer of three technology-driven companies: Dataquest, Inc., Gavilan Computer Corporation and Zilog Incorporated. Mr. Fernandez currently serves on the board of directors of The Brunswick Corporation, where he is the Chairman of the Board, and Leggett & Platt, Incorporated. He previously served on the board of directors of Time, Inc. from 2014 to 2018, SPX Flow, Inc. from 2005 to 2014 and Sysco Corporation from 2006 to 2013. Mr. Fernandez graduated from the University of Florida with a degree in electrical engineering and completed post-graduate work in solid-state engineering at the University of Florida.

KEY EXPERIENCES

We considered Mr. Fernandez's extensive experience leading both public and private companies in foodservice and other industries, including three technology companies, allowing him to bring significant experience and knowledge to our Board regarding strategic planning, innovation, technology, acquisitions, corporate governance, distribution, operations and human resources.

Financial | Foodservice Distribution Industry | HR | Innovation | Investment | Investor Relations | Leadership | Marketing | Operations | Public Company Governance | Public Reporting & Auditing | Restaurant | Risk Management | Strategic Planning | Technology

Kimberly S. Grant



Age: **49**

Director since: **2017**

Committees:

- Audit
- Nominating and Corporate Governance

BACKGROUND

Ms. Grant is the Chief Strategy Officer and co-sponsor of FAST Acquisition Corporation, a publicly traded emerging growth company focused on affecting a business combination in the restaurant, hospitality, and related sectors in North America. Ms. Grant previously served as the Chief Executive Officer of ThinkFoodGroup, a global hospitality management company, which owns and operates innovative dining concepts created by two-star Michelin awarded chef José Andrés, from September 2014 to April 2020. From January 2014 to September 2014, Ms. Grant was Chief Operating Officer of ThinkFoodGroup. Prior to this role, Ms. Grant was with Ruby Tuesday Inc., a publicly traded restaurant company, for approximately 21 years. Her last positions at Ruby Tuesday Inc. were Chief Operations Officer and President from June 2002 to June 2013 and Vice President and Controller from 1998 to 2002. Ms. Grant earned a Master of Science in Banking and Financial Services Management from Boston University and a Bachelor of Science in Hotel and Restaurant Management from Thomas Edison State University, and she has attended Harvard Business School's Executive Education program.

KEY EXPERIENCES



We considered Ms. Grant's knowledge, experience and expertise in the restaurant and hospitality industry and significant experience in operations and finance. Her over twenty years of experience in the restaurant and hospitality industry enables her to bring valuable perspectives of a foodservice industry customer to our Board of Directors.

Randall N. Spratt



Age: **68**

Director since: **2018**

Committees:

- Audit
- Technology (Chair)

BACKGROUND

Mr. Spratt most recently served as the Executive Vice President, Chief Information Officer and Chief Technology Officer of McKesson Corporation, a global pharmaceutical distribution services and information technology company, from 2009 to 2015. Mr. Spratt joined McKesson in 1999 and held various executive positions at McKesson prior to becoming Chief Information Officer and Chief Technology Officer, including as Chief Information Officer from 2005 to 2009, Chief Process Officer for McKesson Provider Technologies from 2003 to 2005 and Senior Vice President, Imaging, Technology and Business Process Improvement from 2000 to 2003. Mr. Spratt previously served on the board of directors of Imperva Inc from May 2016 until the company was acquired by Thoma Bravo, LLC in January 2019. Mr. Spratt received a Bachelor of Science in biology from the University of Utah.

KEY EXPERIENCES



We considered Mr. Spratt's extensive experience leading the information technology functions of a multi-national large distributor, which allows him to provide invaluable advice and guidance to our management and Board of Directors.

| Financial | Foodservice Distribution Industry | HR | Innovation | Investment | Investor Relations | Leadership | Marketing | Operations | Public Company Governance | Public Reporting & Auditing | Restaurant | Risk Management | Strategic Planning | Technology |

Director Nomination Process

The Nominating and Corporate Governance Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the Board and recommends nominees for director to the Board for election. In considering candidates for the Board, the Nominating and Corporate Governance Committee also assesses the size, composition and combined expertise of the Board. As the application of these factors involves the exercise of judgment, the Nominating and Corporate Governance Committee does not have a standard set of fixed qualifications that is applicable to all director candidates, although the Nominating and Corporate Governance Committee does at a minimum assess each candidate's strength of character, judgment, industry knowledge or experience, independence of thought and his or her ability to work collegially with the other members of the Board. In addition, although the Board considers diversity in the broadest meaning of the word, the Board does not have a formal diversity policy. In identifying prospective director candidates, the Nominating and Corporate Governance Committee may seek referrals from other members of the Board, management, stockholders and other sources, including third party recommendations. The Nominating and Corporate Governance Committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of the Company. The Nominating and Corporate Governance Committee utilizes the same criteria for evaluating candidates regardless of the source of the referral. When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board's effectiveness.

In connection with its annual recommendation of a slate of nominees, the Nominating and Corporate Governance Committee also may assess the contributions of those directors recommended for re-election in the context of the Board evaluation process and other perceived needs of the Board.

When considering whether the nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each nominee's current performance as a director and on the information discussed in each board member's biographical information. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Any recommendation submitted to the Secretary of the Company should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, but must include information that would be required under the rules of the Securities and Exchange Commission ("SEC") to be included in a proxy statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of our directors if elected. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Secretary, Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia 23238. All recommendations for nomination received by the Secretary that satisfy the requirements in our Amended and Restated Bylaws (the "Bylaws") relating to director nominations will be presented to the Nominating and Corporate Governance Committee for its consideration. Stockholders also must satisfy the notification, timeliness, consent and information requirements set forth in our Bylaws. These requirements are also described under "Stockholder Proposals for the 2021 Annual Meeting."

Board Tenure Policy

The Board does not have a policy to impose term limits or a mandatory retirement age for directors because such a policy may deprive the Board of the service of directors who have developed, through valuable experience over time, an increased insight into the Company and its operations.

The Board's Role and Responsibilities

The Board directs and oversees the management of the business and affairs of the Company in a manner consistent with the best interests of the Company and its stockholders. In this oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Oversight of Risk Management

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business. The Board accomplishes this oversight both directly and through its committees, each of which assists the Board in overseeing a part of our overall risk management and regularly reports to the Board regarding risk and the related risk management. In addition, our Board receives periodic detailed operating performance reviews from management regarding certain risks and related risk management processes and procedures.

The **Audit Committee** reviews our accounting, reporting and financial practices, including the integrity of our financial statements and the oversight of our financial controls. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board all areas of risk and the appropriate mitigating factors. The Audit Committee oversees the Company's enterprise risk management program.

The **Compensation and Human Resources Committee** considers, and discusses with management, management's assessment of certain risks, including whether any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.

The **Nominating and Corporate Governance Committee** oversees and evaluates programs and risks associated with Board organization, membership and structure, succession planning and corporate governance. The Nominating and Corporate Governance Committee oversees our compliance with our Code of Business Conduct and our ethics, quality assurance, safety and compliance programs.

Management Succession Planning

The Board periodically reviews a succession plan relating to the Chief Executive Officer ("CEO") and other executive officers that is developed by management. The Board may also delegate oversight of the succession plan developed by management to a committee of the Board. The succession plan includes, among other things, an assessment of the experience, performance and skills for possible successors to the CEO.

Communications with the Board

As described in our Corporate Governance Guidelines, stockholders and other interested parties who wish to communicate with a member or members of our Board of Directors, including the chair of our Board of Directors and each of the Audit, Compensation and Human Resources, Technology or Nominating and Corporate Governance Committees or to the non-management or independent directors as a group, may do so by addressing such communications or concerns to the Secretary of the Company, 12500 West Creek Parkway, Richmond, Virginia 23238, who will forward such communication to the appropriate party.

Code of Business Conduct

We maintain a Code of Business Conduct that is applicable to all of our directors, officers and employees, including our Chairman, Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer), Chief Accounting Officer (principal accounting officer) and other senior financial officers. The Code of Business Conduct sets forth our policies and expectations on a number of topics, including conflicts of interest, corporate opportunities, confidentiality, compliance with laws (including insider trading laws), use of our assets and business conduct and fair dealing. This Code of Business Conduct also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. The Code of Business Conduct may be found on our website at www.pfgc.com under Investors: Corporate Governance: Governance Documents: Code of Business Conduct.

We will disclose within four business days any substantive changes in or waivers of the Code of Business Conduct granted to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Current Report on Form 8-K. In the case of a waiver for an executive officer or a director, the required disclosure also will be made available on our website within four business days of such determination.

Board Structure

The Board of Directors believes that, at this time, the combination of the offices of Chairman of the Board ("Chairman") and the Company's CEO is appropriate for the Company. The combination allows Mr. Holm to leverage his extensive knowledge of the Company and industry experience into the strategic vision for the management and direction of the Company at both the Board and management level in order to enhance stockholder value, grow and expand the Company's business and execute the Company's strategies. Mr. Holm is supported in the day-to-day management of the Company by our executive management team. Additionally, the Board believes it is appropriate to have a Lead Independent Director while Mr. Holm serves as Chairman of the Board in order to provide a leadership role for our independent directors. Mr. Fernandez brings a strong understanding of the Company and its business and our industry, as well as significant leadership, corporate governance and public company experience.

Selection of Chairman of the Board and Chief Executive Officer

The Board shall select its Chairman and the CEO in any way the Board considers to be in the best interests of the Company. Therefore, the Board does not have a policy on whether the role of Chairman and CEO should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the independent directors. As indicated above, the Board believes that, at this time, the combination of the offices of Chairman of the Board and Chief Executive Officer, with Mr. Holm serving in such roles, is in the best interests of the Company.

Lead Director

Whenever the Chairman is also the Chief Executive Officer or is a director who does not otherwise qualify as an "independent director", the independent directors will elect from among themselves a Lead Director of the Board ("Lead Director"). Following nomination by the Nominating and Corporate Governance Committee, each independent director will be given the opportunity to vote in favor of a Lead Director nominee or to write in a candidate of his or her own. The Lead Director will be elected by a plurality vote and will serve for a minimum of one year, or until replaced by the Board.

The Lead Director shall help coordinate the efforts of the independent and non-management directors in the interest of ensuring that objective judgment is brought to bear on sensitive issues involving the management of the Company and, in particular, the performance of senior management, and shall have the following authority:

- Preside over all meetings of the Board at which the Chairman is not present, including any executive sessions of the independent directors or the non-management directors;

- Assist in scheduling Board meetings and approve meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

- Request the inclusion of certain materials for Board meetings;

- Serve as an ex-officio member of each Board committee and attend meetings of the various committees regularly;

- Seek to ensure effective communication among the Board committees;

- Collaborate with the Chairman to review and recommend to the Nominating and Corporate Governance Committee Board committee memberships and Chairmans;

- Communicate to the CEO, together with the Chairman of the Compensation and Human Resources Committee, the results of the Board's evaluation of CEO performance;

- Collaborate with the CEO on Board meeting agendas and approve such agendas;

- Collaborate with the CEO in determining the need for special meetings of the Board;

- Lead the Board's annual process of performance self-assessment, including feedback to individual directors;

- Meet with any director who is not adequately performing his or her duties as a member of the Board or any Board committee;

- Provide leadership and serve as temporary Chairman of the Board or CEO in the event of the inability of the Chairman of the Board or CEO to fulfill his/her role due to crisis or other event or circumstance which would make leadership by existing management inappropriate or ineffective, in which case the Lead Director shall have the authority to convene meetings of the full Board or management;

- Be available for consultation and direct communication if requested by major stockholders;

- Act as the liaison between the independent or non-management directors and the Chairman of the Board, as appropriate;

- Call meetings of the independent or non-management directors when necessary and appropriate;

- Recommend to the Board, in concert with the Chairmans of the respective Board committees, the retention of consultants and advisors who directly report to the Board, including such independent legal, financial or other advisors as he or she deems appropriate, without consulting or obtaining the advance authorization of any officer of the Company; and

- Perform such other duties as delegated from time to time by the independent and non-management directors.

Director Independence and Independence Determinations

Under our Corporate Governance Guidelines and the rules of the New York Stock Exchange ("NYSE"), a director is not independent unless our Board of Directors affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries.

Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE corporate governance rules for listed companies. Our Corporate Governance Guidelines require our Board of Directors to review the independence of all directors at least annually.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, our Board of Directors will determine, considering all relevant facts and circumstances, whether such relationship is material.

Our Board of Directors has determined that each of Messrs. Fernandez, Flanigan, Overly, Singer and Spratt and Ms. Adler, Ms. Beck and Ms. Grant is independent under the guidelines for director independence set forth in the Corporate Governance Guidelines and under all applicable NYSE guidelines, including with respect to committee membership. Our Board also has determined that each of Messrs. Singer and Spratt and Ms. Adler and Ms. Grant is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each of Messrs. Fernandez, Overly and Singer and Ms. Beck is "independent" for purposes of Section 10C(a)(3) of the Exchange Act. Mr. Holm serves on our Board of Directors but, as our President and Chief Executive Officer, he cannot be deemed independent.

Executive Sessions

Executive sessions, which are meetings of the non-management members of the Board, are routinely scheduled during each regularly scheduled Board and Committee meeting. In addition, at least once a year, the independent directors will meet in a private session that excludes management and any non-independent directors. Our Lead Director, Mr. Fernandez, presides at the executive sessions.

Board Committees

The following table summarizes the current membership of each of the Board's committees.

	Audit Committee	Compensation and Human Resources Committee	Nominating and Corporate Governance Committee	Technology Committee
Meredith Adler	Member		Member	
Barbara J. Beck		Member		Member
Manuel A. Fernandez		Chair	Member	Member
Matthew C. Flanigan	Chair			Member
Kimberly S. Grant	Member		Member	
Jeffrey M. Overly		Member	Chair	
David V. Singer		Member	Member	
Randall N. Spratt	Member			Chair

● Chair   ◉ Member

Audit Committee

MEMBERS

Meredith Adler
Kimberly S. Grant
Randall N. Spratt
Matthew C. Flanigan (Chair)

MEETINGS

7 meetings in fiscal 2020

ATTENDANCE

96%



DUTIES AND RESPONSIBILITIES

- Overseeing the adequacy and integrity of our financial statements and our financial reporting and disclosure practices.
- Overseeing the soundness of our system of internal controls to assure compliance with financial and accounting requirements.
- Retaining and reviewing the qualifications, performance, and independence of our independent auditor.
- Reviewing and discussing with management and the independent auditor prior to public dissemination our annual audited financial statements, quarterly unaudited financial statements, earnings press releases and financial information and earnings guidance provided to analysts and rating agencies.
- Overseeing our guidelines and policies relating to risk assessment and risk management regarding financial risks, and management's plan for financial risk monitoring and control.
- Oversees our enterprise risk management program.
- Overseeing our internal audit function.
- Reviewing and approving or ratifying all transactions between us and any "Related Person" (as defined in the federal securities laws and regulations) that are required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Exchange Act.

All members of the Audit Committee have been determined to be "independent," consistent with our Audit Committee charter, Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and audit committees in particular. Our Board of Directors also has determined that each of the members of the Audit Committee is "financially literate" within the meaning of the listing standards of the NYSE. In addition, our Board of Directors has determined that each of Ms. Adler, Ms. Grant and Mr. Flanigan qualifies as an "audit committee financial expert" as defined by applicable SEC regulations.

The Audit Committee also prepares the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.

Our Audit Committee charter permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Audit Committee has the authority under its charter to engage independent counsel and other advisors as it deems necessary or advisable.

Compensation and Human Resources Committee

MEMBERS

Barbara J. Beck
Jeffrey M. Overly
David V. Singer
Manuel A. Fernandez (Chair)

MEETINGS

5 meetings in fiscal 2020

ATTENDANCE

88%

DUTIES AND RESPONSIBILITIES

- Establishing and reviewing our overall compensation philosophy.
- Overseeing the goals, objectives and compensation of our CEO, including evaluating the performance of the CEO in light of those goals.
- Overseeing the compensation of our other executives and non-management directors.
- Reviewing all employment, severance, and termination agreements with our executive officers.
- Reviewing and approving, or recommending to the Board of Directors, our incentive-compensation plans and equity-based plans.
- Providing strategic review of the Company's human resources strategies and initiatives to ensure the Company is seeking, developing and retaining human capital appropriate to the Company's needs.
- Preparing and issuing the Compensation Committee Report for inclusion in our annual proxy statement.

Messrs. Fernandez, Overly and Singer and Ms. Beck have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and compensation committees in particular.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Compensation Committee include overseeing the preparation of the Compensation Discussion and Analysis for inclusion in our annual proxy statement and Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

The charter of the Compensation Committee permits the committee to delegate any or all of its authority to one or more subcommittees and to delegate to one or more of our officers the authority to make awards to any non-Section 16 officer under our incentive compensation or other equity-based plans, subject to compliance with the plan and the laws of our state of jurisdiction. In addition, the Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable.

See "Executive Compensation—Compensation Discussion and Analysis—Compensation Determination Process" and "Compensation of Directors" for a description of our process for determining executive and director compensation, including the role of our compensation consultant.

Nominating and Corporate Governance Committee

MEMBERS

Meredith Adler
Manuel A. Fernandez
Kimberly Grant
David V. Singer
Jeffrey M. Overly (Chair)

MEETINGS

4 meetings in fiscal 2020

ATTENDANCE

88%

DUTIES AND RESPONSIBILITIES

- Identifying and recommending nominees for election to the Board of Directors.
- Reviewing the composition and size of the Board of Directors.
- Overseeing an annual evaluation of the Board of Directors and each committee.
- Regularly reviewing our corporate governance documents, including our corporate charter and bylaws and Corporate Governance Guidelines.
- Recommending members of the Board of Directors to serve on committees of the Board.
- Overseeing and approving the management succession planning process.
- Overseeing compliance with our Code of Business Conduct and our ethics, quality assurance, safety and compliance programs.

Corporate Governance at Performance Food Group

Each of Messrs. Fernandez, Overly and Singer and Ms. Adler and Ms. Grant has been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

The charter of the Nominating and Corporate Governance Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Nominating and Corporate Governance Committee has the authority under its charter to retain outside counsel or other experts as it deems necessary or advisable.

Technology Committee

MEMBERS

Barbara J. Beck
Manuel A. Fernandez
Matthew C. Flanigan
Randall N. Spratt (Chair)

MEETINGS

4 meetings in fiscal 2020

ATTENDANCE

100%

DUTIES AND RESPONSIBILITIES

- Reviewing the Company's information technology planning and strategy.
- Reviewing significant information technology investments and expenditures.
- Receiving reports on existing and future trends in information technology and cybersecurity that may affect the Company's strategic plans, including monitoring overall industry trends.
- Reviewing or discussing, as and when appropriate, with management the Company's risk management and risk assessment guidelines and policies regarding information technology security, including the quality and effectiveness of the Company's cybersecurity and the Company's disaster recovery capabilities.

Each of Messrs. Fernandez, Flanigan and Spratt and Ms. Beck has been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

Special Committees

From time to time, the Board may form and appoint members to special committees with responsibility to address topics designated at the time of such committee formation.

Board Practices, Processes and Policies

The Board of Directors and Certain Governance Matters

Our Board of Directors oversees our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board of Directors and four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Technology Committee.

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

Board Independence	✔ Fully independent Audit, Compensation, Nominating and Corporate Governance and Technology Committees ✔ Regular executive sessions of independent directors
Board Performance	✔ Three of the four members of our Audit Committee qualify as an "audit committee financial expert"
Stockholder Rights	✔ Majority voting standard for the election of directors in uncontested elections ✔ Proxy access bylaw provision enabling a stockholder who has owned a significant amount of our common stock for a significant amount of time to submit director nominees ✔ Majority voting standard for amending the governing documents ✔ Majority voting standard for removing directors ✔ Right to call a special meeting
Other Board and Board Committee Practices	✔ Stock ownership requirements for executive officers and directors ✔ Policies prohibiting hedging our shares ✔ Since the 2019 Annual Meeting, directors are elected for 1-year terms. Commencing at the 2021 Annual Meeting, the Board will be declassified and all directors will be elected for 1-year terms.
Policies, Programs and Guidelines	✔ Corporate Governance Guidelines place limits on the number of public company directorships held by our directors

Our Board of Directors evaluates the Company's corporate governance policies and practices on an ongoing basis with a view toward maintaining appropriate corporate governance practices in the context of the Company's current business environment. Additionally, the Board seeks to align our governance practices closely with the interests of our stockholders.

Our Board of Directors and management value the perspectives of our stockholders and encourage stockholders to communicate with the Board of Directors.

Board Meetings and Attendance

The Board currently plans at least four meetings each year, with further meetings to occur (or action to be taken by unanimous consent) at the discretion of the Board.

All directors are expected to make every effort to attend all meetings of the Board, meetings of the committees of which they are members and the annual meeting of stockholders. During the fiscal year ended June 27, 2020, the Board held 13 meetings, the Audit Committee held 7 meetings, the Compensation Committee held 5 meetings, the Nominating and Corporate Governance Committee held 4 meetings and the Technology Committee held 4 meetings. In fiscal 2020, all incumbent directors then in office attended at least 75% of the aggregate number of meetings of our Board and of all committees on which they served during their respective terms of service. In addition, all incumbent directors then in office attended the 2019 Annual Meeting.

Board Performance Evaluations

The Board, acting through the Nominating and Corporate Governance Committee, conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee periodically considers the mix of skills and experience that directors bring to the Board to assess whether the Board has the necessary tools to perform its oversight function effectively. Each committee of the Board conducts a self-evaluation at least annually and reports the results to the Board. Each committee's evaluation must compare the performance of the committee with the requirements of its written charter.

Director Orientation and Continuing Education

Management, working with the Board, provides an orientation process for new directors and coordinates director continuing education programs. The orientation programs are designed to familiarize new directors with the Company's businesses, strategies and challenges and to assist new directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities. As appropriate, management prepares additional educational sessions for directors on matters relevant to the Company and its business. Directors are also encouraged to participate in educational programs relevant to their responsibilities, including programs conducted by universities and other educational institutions.

Committee Charters and Corporate Governance Guidelines

Our commitment to good corporate governance is reflected in our Corporate Governance Guidelines, which describe our Board of Directors' views and policies on a wide range of governance topics. These Corporate Governance Guidelines are reviewed from time to time by our Nominating and Corporate Governance Committee and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by our Board of Directors.

Our Corporate Governance Guidelines, Audit, Compensation, Nominating and Corporate Governance and Technology Committee charters, and other corporate governance information are available on our website at www.pfgc.com under Investors: Corporate Governance: Governance Documents. Any stockholder also may request them in print, without charge, by contacting the Secretary of Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia 23238.

Transactions with Related Persons

Our Board of Directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person transaction policy." Our related person transaction policy requires that (i) any "related person transaction" (defined as any transaction, consistent with Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) be approved or ratified by an approving body comprised of the disinterested members of our Board of Directors or any committee of the Board of Directors (provided that a majority of the members of the Board of Directors or such committee, respectively, are disinterested) and (ii) any employment relationship or transaction involving an executive officer and any related compensation be approved by the Compensation Committee or recommended by the Compensation Committee to the Board of Directors for its approval. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

FMR LLC ("Fidelity") filed a Schedule 13G/A filed with the SEC on February 7, 2020 stating that it holds approximately 10.8% of the Company's stock. An affiliate of Fidelity provides investment management and record keeping services to the Company's 401(k) Plan. The participants in the 401(k) Plan paid $637,639.32 for record keeping services and $630,748.54 for investment management services to Fidelity in fiscal 2020. The investment management agreement was entered into on an arm's-length basis.

Audit Matters

Proposal 02

Ratification of Independent Registered Public Accounting Firm

 Your Board of Directors recommends that you vote **"FOR"** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2021.

The Audit Committee has selected Deloitte & Touche LLP to serve as our independent registered public accounting firm for fiscal 2021.

Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate governance and because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different

independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting. The representative will also have the opportunity to make a statement if he or she desires to do so, and the representative is expected to be available to respond to appropriate questions.

The shares represented by your proxy will be voted "FOR" the ratification of the selection of Deloitte & Touche LLP unless you specify otherwise.

Audit and Non-Audit Fees

In connection with the audit of the fiscal 2020 financial statements, we entered into an agreement with Deloitte & Touche LLP which sets forth the terms by which Deloitte & Touche LLP will perform audit services for the Company.

The following table presents fees for professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche

Tohmatsu Limited, and their respective affiliates (collectively, "Deloitte & Touche") for the audits of our annual consolidated financial statements for the fiscal years ended June 27, 2020 and June 29, 2019:

	2020	2019
Audit fees[1]	$2,770,500	$1,695,000
Audit-related fees[2]	$ 77,330	—
Total:	$2,847,830	$1,695,000

[1] Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered for the audit of the Company's annual financial statements and the reviews of financial statements and, the audit of the Company's internal control over financial reporting. The fees are for services that are normally provided in connection with statutory or regulatory filings or engagements.

[2] Includes fees billed in each of the last two fiscal years for services performed that are related to the Company's SEC filings (including costs relating to the Company's secondary offerings in December 2019 and April 2020) and other research and consultation services.

Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

Consistent with SEC policies regarding auditor independence and the Audit Committee's charter, the Audit Committee has responsibility for engaging, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee has established procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm and pre-approves all audit and permitted non-audit services provided by the independent registered public accounting firm prior to each engagement.

Report of the Audit Committee

The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. A brief description of the primary responsibilities of the Audit Committee is included in this Proxy Statement under "The Board of Directors and Certain Governance Matters—Board Committees and Meetings—Audit Committee." Under the Audit Committee charter, our management is responsible for the preparation, presentation and integrity of our financial statements, the application of accounting and financial reporting principles and our internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable auditing standards adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm their independence.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the fiscal year ended June 27, 2020 filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Matthew C. Flanigan, Chair
Meredith Adler
Kimberly S. Grant
Randall N. Spratt

Executive Officers of the Company

Set forth below is certain information regarding each of our executive officers other than Mr. Holm, our Chairman, President and Chief Executive Officer, whose biographical information is presented under "Nominees for Election to the Board."

Patrick T. Hagerty



EXECUTIVE VICE PRESIDENT; PRESIDENT AND CHIEF EXECUTIVE OFFICER (VISTAR)

Age: **62**

Mr. Hagerty has served as our Executive Vice President and President and Chief Executive Officer of Vistar since January 2018. Prior to being named Executive Vice President, Mr. Hagerty was Senior Vice President of the Company and President and Chief Executive Officer of Vistar since September 2008. From May 2006 to September 2008, he was Vice President and Chief Operating Officer of Vistar. From November 1994 to May 2006, he was Vice President, Merchandising with the Company and its predecessor.

James D. Hope



EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Age: **60**

Mr. Hope has served as our Executive Vice President and Chief Financial Officer since March 2018, after serving as our Executive Vice President, Operations since July 2014. Prior to joining the Company, he was with Sysco Corporation for approximately 30 years. His last positions at Sysco were Executive Vice President, Business Transformation from January 2010 to June 2013, Senior Vice President, Business Transformation from January 2009 to December 2009, and Senior Vice President, Sales and Marketing from July 2007 to December 2008.

Craig H. Hoskins



EXECUTIVE VICE PRESIDENT; PRESIDENT AND CHIEF EXECUTIVE OFFICER (FOODSERVICE)

Age: **59**

Mr. Hoskins was named Executive Vice President and President & Chief Executive Officer of PFG's Foodservice segment in January 2019. He became President & CEO of PFG Customized Distribution and a Senior Vice President of PFG in January 2012 after serving as President & Chief Operating Officer of Customized Distribution. He assumed additional responsibility for Performance Foodservice's sales and marketing in January 2018. He served as Senior Vice President and President and Chief Operating Officer of PFG Customized from July 2011 to December 2011. Prior to that, he served as PFG's Senior Vice President, Sales from October 2008 to July 2011 and at its predecessor. Prior to that, he served in various operating and customer facing leadership roles with our predecessor since joining in August 1990 as Marketing Manager.

Executive Officers of the Company

A. Brent King



SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Age: **51**

Mr. King has served as our Senior Vice President, General Counsel and Secretary since March 2016. Prior to joining the Company, he was Vice President, General Counsel and Secretary of Tredegar Corporation, a global manufacturer of plastic films and aluminum extrusions, from October 2008 to March 2016. From October 2005 until October 2008, he served as Vice President and General Counsel at Hilb Rogal & Hobbs Company, a former publicly traded insurance broker now part of Willis Group Holdings. He served as Vice President and Associate General Counsel for Hilb Rogal & Hobbs Company from October 2001 to October 2005. Prior to that, Mr. King was a corporate attorney with the Williams Mullen law firm from 1994 to 2001. Mr. King earned a bachelor of arts degree from the University of Virginia, and a law degree from the University of Richmond.

Erika T. Davis



SENIOR VICE PRESIDENT AND CHIEF HUMAN RESOURCES OFFICER

Age: **56**

Ms. Davis has served as our Senior Vice President and Chief Human Resources Officer since July 2019. Prior to joining the Company, she was with Owens & Minor, a global healthcare supply chain company, since 1993. Her last positions at Owens & Minor were Senior Vice President and Chief Administrative Officer from October 2016 to July 2019, Senior Vice President and Chief of Staff from August 2015 to October 2016, Senior Vice President, Administration & Operations from August 2013 to August 2015, and Senior Vice President, Human Resources of Owens and Minor from 2001 to 2013. Ms. Davis earned her undergraduate degree from the University of Richmond, and a Master of Public Administration from the University of North Carolina at Chapel Hill.

Donald S. Bulmer



SENIOR VICE PRESIDENT & CHIEF INFORMATION OFFICER

Age: **55**

Mr. Bulmer was named PFG's Senior Vice President & Chief Information Officer in March 2019, after serving on Vistar's senior leadership team as Vice President of Corporate Information Technology for six years. Before joining Vistar, he held IT leadership roles in multiple industries, including ProBuild Holdings, the nation's largest supplier of building materials; Gates Corporation, a manufacturer/distributor of automotive parts; and Nupremis Inc., a start-up that provided hosting and managed services. Mr. Bulmer earned a bachelor's degree in economics from Colorado State University and a master's degree in management information systems from the University of Colorado at Denver.

PFG Performance Food Group

Corporate Social Responsibility

PFG has a longstanding commitment to environmental stewardship, social impact and thoughtful governance of our business. Our relentless focus on exceeding customer expectations and delivering strong returns to our shareholders is the foundation that PFG was built upon. We are committed to developing, implementing and executing initiatives that will guarantee business continuity as well as managing risks associated with climate, environmental, social and other challenges that impact the welfare of all of our stakeholders, including our employees, business partners and the communities we call home. This vision is reflected in the enterprise wide environmental, social, and governance efforts we have implemented.

Environmental Stewardship

PFG is committed to deliver continuous improvement on the key sustainability issues below:

- **Increasing Operational Efficiencies and Reducing Emissions.** A combination of route optimization practices, utilization of renewable energy when able, and LED light conversion projects has enabled PFG to reduce our carbon footprint and energy use during peak demand.
- **Sustainable Product Lines & Services.** Our "Qualified Grown Local" program includes an audit from our Quality Assurance team to ensure adherence to our expectations for irrigation testing, fencing, fertilizer restrictions, employee hygiene, safety practices and cooler/facility requirements.

Social Impact

Our local partnerships enable us to make a real and lasting impact on issues like food insecurity, human trafficking and disaster relief. Our efforts include:

- **Fighting Food Insecurity:** Partnership with Feeding America and community foodbanks around the country that impact the welfare of our country's most vulnerable citizens, reduce food-related waste and Greenhouse Gas (GHG) emissions, and strengthen our connections to communities in need throughout America.
- **Fueling Disaster Relief Efforts:** When natural disasters disrupt the lives and stability of our communities, we use our inventory, capabilities and scale to help through food, water and logistics support. Our partnership with the American Red Cross enables us to leverage our capabilities and resources to scale relief efforts in communities across the country when needed.

Governance

Our current governance strategy and stakeholder partnership efforts include:

- **Employee Training & Development:** Our employees participate in a variety of partner programs including the International Food Service Distribution (IFDA) Executive Development Program in conjunction with the University of Virginia's Darden School of Business, the Women's Foodservice Forum (WFF) and the Independent Marketing Alliance.
- **Diversity, Equity, and Inclusion (DEI):** Our commitment to fostering an inclusive and equitable culture that encourages diversity of thought, background and experience, is both a tactical strategy and aligned with our values as an organization.

The Next Stop in Our Journey

Over the past year we initiated a comprehensive Environmental, Social and Governance (ESG) review to identify the issues that we will prioritize as part of our developing ESG strategy. In 2020 we established an ESG cross-functional internal governance team composed of senior leaders across the Company and published several enterprise-wide policies addressing: Human Rights, Climate Change, the Environment and Business Partners Code of Conduct. In addition, we plan to release our first ESG report and SASB and TCFD disclosures by the end of the year. The next stop in our journey is establishing goals that will deliver consistent business value, help us future-proof our supply chains, reduce our environmental impact and increase our ability to give back to our communities, employees and key stakeholders.

Executive Compensation

Advisory Vote on Named Executive Officer Compensation

 Your Board of Directors recommends that you vote **"FOR"** the approval of the compensation paid to our named executive officers.

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, stockholders are being asked to approve, in a non-binding advisory vote, the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion. The Company currently intends to hold such votes annually. The next such vote will be held at the Company's 2021 Annual Meeting. While the results of the vote are non-binding and advisory in nature, the Board and the Compensation Committee intend to carefully consider the results of this vote.

The text of the resolution in respect of Proposal No. 3 is as follows:

"**RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and any related narrative discussion is hereby APPROVED."

In considering their vote, stockholders may wish to review with care the information on our compensation policies and decisions regarding the named executive officers presented in the Compensation Discussion and Analysis on pages 33 to 48, as well as the discussion regarding the Compensation Committee on page 23.

Report of the Compensation and Human Resources Committee

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2020.

Submitted by the Compensation Committee of the Board of Directors:

Manuel A. Fernandez, Chair
Barbara J. Beck
Jeffrey M. Overly
David V. Singer

Compensation Committee Interlocks and Insider Participation

During fiscal 2020, none of the members of our Compensation Committee have at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by, or paid to our Chairman, President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer, and each of our three other most highly compensated executive officers who served in such capacities at the end of our fiscal year on June 27, 2020, collectively known as the "Named Executive Officers" or "NEOs."

Our Named Executive Officers for fiscal 2020 were:



George L. Holm
Chairman, President and
Chief Executive Officer





James D. Hope
Executive Vice President
and Chief Financial Officer





Patrick T. Hagerty
Executive Vice President; President and
Chief Executive Officer (Vistar)





Craig H. Hoskins
Executive Vice President; President and
Chief Executive Officer (Foodservice)





A. Brent King
Senior Vice President,
General Counsel and Secretary



Business Highlights for Fiscal 2020

GENERATED CASE VOLUME GROWTH

Total case volume increased 7.6% as a result of the acquisitions of Reinhart and Eby-Brown. Organic case volume declined 10.0% due to the effects of Covid-19.



IMPROVED GROSS PROFIT

Gross profit for fiscal 2020 increased 14.2% to $2.9 billion compared to the prior year. The acquisitions of Reinhart and Eby-Brown contributed $0.5 billion to the increase in gross profit. Gross profit was negatively impacted by the decline in organic case volume as a result of Covid-19.



INCREASED NET SALES

Net sales for fiscal 2020 increased 27.1% to $25.1 billion. The acquisitions of Reinhart and Eby-Brown contributed $6.7 billion to the increase in net sales. Net sales was negatively impacted by the decline in organic case volume as a result of Covid-19.



NET LOSS

The Company recorded a net loss of $114.1 million for fiscal 2020 compared to net income of $166.8 million for the prior year. The decline in net income was primarily attributable to a $382.3 million decrease in operating profit along with a $51.5 million increase in interest expense, partially offset by a $159.6 million decrease in income tax expense.



DECLINE IN EBITDA AND ADJUSTED EBITDA[1]

For fiscal 2020, EBITDA declined 61.0% to $171.0 million compared to the prior year. Adjusted EBITDA declined 14.7% to $405.5 million for fiscal 2020 compared to the prior year.

DECLINE IN DILUTED EPS AND ADJUSTED DILUTED EPS[1]

Diluted loss per share was $1.01 in fiscal 2020 compared to diluted EPS of $1.59 for the prior year. Adjusted Diluted EPS decreased 67.1% to $0.70 in fiscal 2020 compared to the prior year.



[1]   Please see Appendix A at the end of this Proxy Statement for the definitions of non-GAAP financial measures and reconciliations of such non-GAAP financial measures to their respective most comparable financial measures calculated in accordance with GAAP.

Executive Summary

Our compensation philosophy is to maintain effective compensation programs that are as simple and flexible as possible and permit us to make responsive adjustments to changing market conditions and other internal and external factors. More specifically, we strive to provide fair and competitive compensation within our industry that enables us to attract and retain high caliber executive talent necessary to achieve the continued growth and success of our business. Further, in designing our executive compensation programs, it is our intent to align executive officer pay with stockholders' interests, recognize individual accomplishments and contributions to our successful performance, and align executive management behind common objectives tied to overall Company, business unit and individual performance.

In determining the compensation of our executive officers, the Compensation Committee evaluates total overall compensation, as well as the mix of salary, cash bonus incentives, equity incentives and other components, using a number of factors including the following:

- compensation fairness and competitiveness among our peer group and industry, as well as retention considerations;
- our financial and operating performance, measured by the attainment of strategic objectives and operating results at the Company level and, in certain circumstances, the business unit level;
- the duties, responsibilities, performance, and individual contributions of each executive officer, including the achievements of specific MBOs (as defined in this Proxy Statement) applicable to each executive officer, tied to the achievement of critical strategic milestones; and
- historical cash and equity compensation levels.

Looking at fiscal 2020, we were pleased with the progress of our strategic initiatives. Prior to the unprecedented impact of Covid-19, for approximately the first nine months of fiscal 2020, our performance results exceeded expectations, with us performing at the maximum level of AIP (as defined in this Proxy Statement). However, despite an increase in (i) total case volume of 7.6% as a result of the Reinhart and Eby-Brown acquisitions, (ii) net sales of 27.1% to $25.1 billion, with the acquisitions of Reinhart and Eby-Brown contributing $6.7 billion to that increase, and (iii) gross profit of 14.2% to $2.9 billion, with the Reinhart and Eby-Brown acquisitions contributing $0.5 billion, Covid-19's significant negative impact on our business operations and results led to, among other things, a net loss of $114.1 million, as well as a decline in EBITDA of 61% to $171.0 million and a decline in Adjusted EBITDA of 14.7% to $405.5 million, in fiscal 2020. Due to Covid-19, overall our financial performance did not meet our expectations and a number of our financial targets were below those established by our Compensation Committee. Notwithstanding these challenging headwinds, our decisive and quick actions enabled us to not only stabilize our operations, but also increase our cash on hand by over $700 million through a combination of equity and senior note issuances, as well as amending our Fourth Amended and Restated Credit Agreement, dated December 30, 2019, which we believe positions us for success and growth in the future as the economy recovers. Despite the results for fiscal 2020, which were largely impacted by Covid-19, we believe that our compensation philosophy and program discussed herein, in which approximately 98% of our stockholders voted in favor of at our 2019 Annual Meeting, continue to be appropriate to not only attract, engage and retain the right talent, but also to reward our executives for achieving Company and individual performance goals and to align their interests with the interests of our stockholders.

Executive Compensation Program Objectives and Overview

Our current executive compensation program is intended to achieve two fundamental objectives:

1 attract, motivate, and retain high-caliber talent

2 align executive compensation with achievement of our overall business goals, adherence to our core values, and stockholder interests

In structuring our current executive compensation program, we are guided by the following basic philosophies:

 **Competitive Compensation.** Our executive compensation program should provide a fair and competitive compensation opportunity that enables us to attract and retain high-caliber executive talent. Executives should be appropriately rewarded for their contributions to our successful performance.

 **Pay for Performance.** A significant portion of each executive's compensation should be "at risk" and tied to overall Company, business unit, and individual performance.

 **Alignment with Stockholder Interests.** Executive compensation should be structured to include elements that link executives' financial rewards to stockholder returns.

Executive Compensation

As described in more detail below, the material elements of our executive compensation program for NEOs include base salary, a cash bonus opportunity, a long-term equity incentive opportunity, and broad-based employee benefits. The NEOs may also receive severance payments and other benefits in connection with certain terminations of employment or a change in control of the Company. We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives, as illustrated by the table below.

	Compensation Element	Compensation Objectives Designed to be Achieved
14%	**Base Salary**	Recognize ongoing performance of job responsibilities.
16%	**Cash Bonus Opportunity**	Compensation "at risk" and tied to achievement of annual business goals.
40%	**Long-Term Equity Incentive Opportunity**	Compensation "at risk" and aligned to create stockholder value and achieve long-term business goals, both at the company level and at the business unit level.
1%	**Benefits and Perquisites**	Attract and retain high-caliber talent and provide a basic level of protection from health, dental, life, and disability risks.
29%	**Severance and other Benefits Potentially Payable Upon Certain Terminations of Employment or a Change in Control**	Encourage the continued attention and dedication of our executives and provide reasonable individual security to enable our executives to focus on our best interests, particularly when considering strategic alternatives.

These individual compensation elements are intended to create a total compensation package for each NEO that we believe achieves our compensation objectives and provides competitive compensation opportunities.

👍 What We Do

- Performance driven pay
- Pay aligned to peers
- Transparency to stockholders
- Clawback policy
- Stock ownership requirements
- Independent compensation consulting firm reporting directly to the Compensation Committee
- Double-trigger severance agreements upon Change-in-Control
- Modest perquisites
- Insider trading requirements

👎 What We Don't Do

- No excise tax gross-ups
- No modified single-trigger or single-trigger change-in-control severance agreements
- No uncapped incentive compensation opportunities
- No hedging of shares by our directors or employees
- No excessive perquisites
- No repricing of underwater stock options
- No dividends provided on unearned performance awards

2020 Compensation Program Changes

For fiscal 2020, we adopted changes to our short-term management incentive plan and our long-term incentive plan that we believe strengthened the connection between pay and performance and further aligned the incentives of our NEOs with our long-term strategic objectives and the interests of our stockholders.

2020 Compensation Program Changes	Specific Change	Rationale

Annual Incentive Plan (AIP)	• Metrics:
	  • Shifted earnings metric from EBITDA to EBIT
	  • Added Free Cash Flow and Management Objectives (MBOs)
	• Metric weights:
	  • Corporate Executives: 80% EBIT, 10% Company Free Cash Flow, 10% MBOs
	  • Segment Executives: 30% Company EBIT metric, 50% Segment EBIT, 10% Company Free Cash Flow, 10% MBOs
		The 2020 Compensation Program changes made to the AIP were designed to (i) increase accountability for capital expenditures, (ii) more closely align the AIP payments with the interest and focus of stockholders, and (iii) specifically with respect to the MBOs, (a) increase accountability for individual performance and (b) capture individual contributions to the achievement of critical strategic milestones including, but not limited to, long-term business objectives, acquisition integration, succession planning, safety, and cyber security.

Long-Term Incentive Plan (LTIP)	• Vehicle mix:
	  • Increased weight of performance awards for senior management, other than Mr. Holm, from 33.3% to 65% of total equity, and increased weight of performance awards for Mr. Holm from 33.3% to 70% of total equity
	  • Increased weight of restricted stock for senior management, other than Mr. Holm, from 33.3% to 35%, and decreased weight of restricted stock for Mr. Holm from 33.3% to 30%
	• Eliminated stock options
		The 2020 Compensation Program changes made to the LTIP were designed to (i) enhance focus on company performance, (ii) promote more prudent share usage, (iii) more closely align realized compensation with execution of our long-term plan and performance, and (iv) support our goal of continued stock ownership.

Say on Pay and Say on Frequency Votes

In fiscal 2020, the Compensation Committee considered the outcome of the stockholder advisory vote on fiscal 2019 executive compensation when making decisions relating to the compensation of our NEOs and our executive compensation program and policies for fiscal 2020. Our stockholders voted at our 2019 Annual Meeting, in a non-binding, advisory vote, on the fiscal 2019 compensation paid to our NEOs. Approximately 98% of the votes were cast in favor of the Company's fiscal 2019 NEO compensation decisions.



98%

At our 2019 Annual Meeting, stockholders showed strong support for our executive compensation programs with 98% of the votes cast approving our advisory resolution.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, stockholders can vote on the frequency of say on pay voting once every six years. We expect this vote to next occur at our 2022 Annual Meeting. Until that time, we expect to hold an advisory, non-binding say on pay vote on an annual basis.

Executive Compensation Program Elements

Base Salaries

Base salaries are an important element of compensation because they provide the NEOs with a base level of income, which ensures a level of financial security. Generally, our NEOs are eligible for an adjustment to their base salaries each year at the discretion of the Compensation Committee depending on performance and market competitiveness. During fiscal 2020, as a result of the evaluation described below under "—Compensation Determination Process," the Compensation Committee determined not to increase the base salary for Mr. Holm, but determined to increase

the base salary for Mr. Hope to $624,000, Mr. Hagerty to $515,000, Mr. Hoskins to $515,000 and Mr. King to $432,600. As previously disclosed, commencing on April 6, 2020, the Compensation Committee determined to defer 25% of the NEOs' salaries due to the evolving and unprecedented impact of Covid-19. On August 11, 2020, the Compensation Committee reinstated the NEOs' base salaries beginning on June 28, 2020. The deferred amounts were repaid on August 21, 2020.

Cash Bonus Opportunities

Annual Cash Bonus Opportunity

We maintain an annual incentive plan (the "AIP"), which is a cash bonus program in which all of our NEOs are eligible to participate. The primary purpose of the AIP is to focus management on key measures that drive financial performance and provide competitive bonus opportunities tied to the achievement of our financial and strategic growth objectives.

Fiscal 2020 AIP

The Compensation Committee annually establishes a target annual bonus as a percentage of base salary, which may be adjusted in connection with an NEO's promotion, performance, or based upon competitive conditions.

For our NEOs at the corporate level, including Messrs. Holm, Hope and King, the AIP award, which is a cash bonus, is tied to our overall financial results as measured by (i) our Adjusted EBIT (80% of the overall AIP), defined as net income before interest expense, interest income, and income taxes, further adjusted to exclude contributions from Eby-Brown and Reinhart and certain items we do not consider part of our core operating results, (ii) our free cash flow (10% of the overall AIP), defined as net cash provided by operating activities less capital expenditures (purchases of property, plant and equipment), further adjusted to exclude contributions from Eby-Brown and Reinhart, and (iii) individual management objectives ("MBOs") (10% of the overall AIP). For our NEOs at the segment level, Messrs. Hagerty and Hoskins, the AIP award is tied to (i) our overall

financial results as measured by our Adjusted EBIT (30% of overall Adjusted EBIT AIP) and by the Adjusted EBIT for the applicable business segment (excluding certain adjustments) (50% of overall Adjusted EBIT AIP), (ii) our free cash flow (10% of overall AIP) and (iii) individual MBOs (10% of overall AIP). We believe that tying part or all of the NEOs' bonuses to Company-wide performance goals encourages collaboration across the executive leadership team, while tying part of the bonus of our NEOs at the segment level to Adjusted EBIT for their respective segments also rewards the NEOs for achievements with respect to their respective business units. We use Adjusted EBIT as a measure of financial performance because we believe that it provides a reliable indicator of our strategic growth and the strength of our cash flow and overall financial results. We believe using the free cash flow metric increases accountability for capital expenditures and more closely aligns with the focus of stockholders, and MBOs are meant to capture individual contributions to the achievement of critical strategic milestones.

Actual amounts paid to our NEOs at the corporate level under the fiscal 2020 AIP were calculated by multiplying each such NEO's target annual bonus for fiscal 2020 ((which was 100% of base salary in effect at fiscal year-end for each NEO, except Mr. Holm's target which was 125% of base salary), pro-rated with respect to date of hire, time in position, significant changes to base salary and AIP opportunity, and excludes leaves of absence greater than 30 days) by a payout percentage based on our actual achievement relative to our overall Adjusted EBIT performance objective, free cash flow performance, and individual MBOs.

The Adjusted EBIT payout percentage was determined by calculating our actual achievement against the overall Adjusted EBIT performance target based on the pre-established scale set forth in the following table:

Performance Food Group—All Segments and Corporate

Performance Scale – Adjusted EBIT	Payout Percentage
<$317.1 million	0.0%
Threshold: $317.1 million	0.0%
Target: $342.3 million	100.0%
Maximum: $358.1 million	150.0%



Based on the pre-established scale set forth above, no cash incentive award would have been paid to our NEOs based on Adjusted EBIT at the corporate level unless our actual Adjusted EBIT for fiscal 2020 was above $317.1 million. If our actual Adjusted EBIT was $342.3 million, they would have been entitled to 100% of their respective target bonus amounts. If our actual Adjusted EBIT was $358.1 million or more, they would have been entitled to 150% of their respective target bonus amounts. For performance percentages between these levels, the resulting payout percentage would be adjusted on a linear interpolation basis.

For fiscal 2020, the actual overall Adjusted EBIT was $171.3 million, which resulted in a payout percentage of 0% of the target bonus amounts of our NEOs at the corporate level under the fiscal 2020 AIP.

The free cash flow payout percentage was determined by calculating our actual achievement against the overall free cash flow performance target based on the pre-established scale set forth in the following table:

Performance Scale – Free Cash Flow	Payout Percentage
<$185.0 million	0.0%
Threshold: $185.0 million	0.0%
Target: $203.2 million	100.0%
Maximum: $212.8 million	150.0%



Based on the pre-established scale set forth above, no cash incentive award would have been paid to our NEOs based on free cash flow at the corporate level unless our actual free cash flow for fiscal 2020 was above $185.0 million. If our actual free cash flow was $203.2 million, they would have been entitled to 100% of their respective target bonus amounts for free cash flow. If our actual free cash flow was $212.8 million or more, they would have been entitled to 150% of their respective target bonus amounts for free cash flow. For performance percentages between these levels, the resulting payout percentage would be adjusted on a linear interpolation basis.

For fiscal 2020, the actual overall free cash flow was $263.5 million, which resulted in a payout percentage of 150% of the target bonus amounts of our NEOs at the corporate level under the fiscal 2020 AIP.

Individual Management Objectives

Management objectives vary by NEO in the fiscal 2020 AIP, with each objective being evaluated qualitatively to result in a single performance outcome for the MBOs for each NEO, as determined by the Compensation Committee. The Compensation Committee designed the individual MBOs to be challenging, but achievable with strong and consistent performance.

The following summarizes the strategic objectives for the fiscal 2020 AIP by NEO:

NEO	MBO #1	MBO #2	MBO #3
George L. Holm	Satisfactory progress towards the development of PFG long-term strategic plan	Development of and execution of successful plan to integrate Eby-Brown and Reinhart	Identification and development of succession candidate possibilities
James D. Hope	Satisfactory progress towards the development of PFG long-term strategic plan	Development of and execution of successful plan to integrate financials of Eby-Brown and Reinhart acquisitions so as to better understand future potential earnings contribution to PFG	Development of a plan to diversify the investor base
Patrick T. Hagerty	Satisfactory progress towards the development of PFG long-term strategic plan	Development of and execution of successful plan to integrate Eby-Brown into the overall operations of Vistar	Acceptable trending improvement in Accidents/Million Miles (AMM) and Recordable Case Rates (RCR)
Craig H. Hoskins	Satisfactory progress towards the development of PFG long-term strategic plan	Development of and execution of successful plan to integrate Reinhart into the overall operations of Foodservice	Acceptable trending improvement in Accidents/Million Miles (AMM) and Recordable Case Rates (RCR)
A. Brent King	Satisfactory progress towards the development of PFG long-term strategic plan	Development of and execution of successful plan to integrate Eby-Brown and Reinhart acquisitions into legal, ethics, compliance, safety and risk management framework and programs of PFG	Acceptable trending improvement in Accidents/Million Miles (AMM) and Recordable Case Rates (RCR)

The following table illustrates the calculation of the annual cash bonus payable to each of Messrs. Holm, Hope and King under the fiscal 2020 AIP in light of these performance results and MBOs. As shown in the table below, while the NEOs received 0% payout for the Adjusted EBIT portion of AIP, the NEOs achieved 150% for each of Free Cash Flow and the MBO portions of AIP. It is important to note, however, that prior to Covid-19, the estimated fiscal 2020 AIP payout was at the maximum amount for all metrics.

Corporate NEOs' AIP

Name	2020 Base Salary	Target Bonus Amount	Overall Adjusted EBIT Payout Percentage	Overall Adjusted EBIT Payout Amount	Overall Free Cash Flow Payout Percentage	Overall Free Cash Flow Payout Amount	Weighted MBO Payout Percentage	Weighted MBO Payout Amount	Actual Bonus Paid
George L. Holm	$1,000,000	$1,250,000	0%	0	150%	$187,500	150%	$187,500	$375,000
James D. Hope	$ 624,000	$ 624,000	0%	0	150%	$ 93,600	150%	$ 93,600	$187,200
A. Brent King	$ 432,600	$ 432,600	0%	0	150%	$ 64,890	150%	$ 64,890	$129,780

Foodservice Segment Adjusted EBIT (Mr. Hoskins)

In addition to the portion of AIP tied to our free cash flow (10% of overall AIP) and individual MBOs (10% of overall AIP), the actual amount paid to Mr. Hoskins under the fiscal 2020 AIP for the Foodservice Segment Adjusted EBIT portion of the AIP was calculated by multiplying his target annual bonus for fiscal 2020 (which was 100% of his base salary) by a weighted achievement factor determined by the sum of (1) the Foodservice segment Adjusted EBIT achievement factor (50% multiplied by the Foodservice segment Adjusted EBIT payout percentage) and (2) the overall Adjusted EBIT achievement factor (30% multiplied by the overall Adjusted EBIT payout percentage).

The overall Adjusted EBIT achievement factor was determined by calculating our actual achievement against the overall Adjusted EBIT performance target based on the pre-established scale set forth in the table above. The Adjusted EBIT achievement factor

Performance Scale – Foodservice Segment

Adjusted EBIT	Payout Percentage
<$355.7 million	0.0%
Threshold: $355.7 million	30.0%
Target: $380.7 million	100.0%
Maximum: $391.0 million	125.0%

for the Foodservice segment was determined by the Foodservice segment's achievement against the Foodservice Adjusted EBIT performance target based on the pre-established scale set forth in the following table:



Based on the pre-established scale set forth above, no cash incentive award would have been paid to Mr. Hoskins at the segment level unless actual Adjusted EBIT for our Foodservice segment for fiscal 2020 was at or above $355.7 million. If actual Adjusted EBIT for our Foodservice segment was $355.7 million, Mr. Hoskins would have been entitled to 30% of his segment cash bonus target amount. If actual Adjusted EBIT for our Foodservice segment was $380.7 million, Mr. Hoskins would have been entitled to 100% of his segment cash bonus target amount. If actual Adjusted EBIT for our Foodservice segment was $391.0 million or more, Mr. Hoskins would have been entitled to 125% of his

segment cash bonus target amount. For performance percentages between the levels set forth above, the resulting payout percentage would be adjusted on a linear interpolation basis.

For fiscal 2020, the actual Adjusted EBIT achieved by our Foodservice segment was $225.7 million, which resulted in a payout percentage of 0%. The Foodservice segment had a weighted achievement factor of 0% when combined with the overall Adjusted EBIT payout percentage of 0%.

The following table illustrates the calculation of the annual cash incentive award payable to Mr. Hoskins under the fiscal 2020 AIP in light of these performance results.

Name	2020 Base Salary	Target Bonus Amount	Overall Adjusted EBIT Payout Percentage	Overall Adjusted EBIT Payout Amount	Overall Free Cash Flow Payout Percentage	Overall Free Cash Flow Payout Amount	Weighted MBO Payout Percentage	Weighted MBO Payout Amount	Actual Bonus Paid
Craig H. Hoskins	$515,000	$515,000	0%	0	150%	$77,250	150%	$77,250	$154,500

Vistar Segment Adjusted EBIT (Mr. Hagerty)

In addition to the portion of AIP tied to our free cash flow (10% of overall AIP) and individual MBOs (10% of overall AIP), the actual amount paid to Mr. Hagerty under the fiscal 2020 AIP for the Vistar Segment Adjusted EBIT portion of the AIP was calculated by multiplying his target annual bonus for fiscal 2020 by a weighted achievement factor determined by the sum of (1) the Vistar segment Adjusted EBIT achievement factor (50% multiplied by the Vistar segment Adjusted EBIT payout percentage) and (2) the overall Adjusted EBIT achievement factor (30% multiplied by the overall Adjusted EBIT payout percentage).

Performance Scale – Vistar Segment

Adjusted EBIT	Payout Percentage
<$133.6 million	0.0%
Threshold: $133.6 million	0.0%
Target: $147.2 million	100.0%
Maximum: $151.0 million	125.0%

The overall Adjusted EBIT achievement factor was determined by calculating our actual achievement against the overall Adjusted EBIT performance target based on the pre-established scale set forth in the table above. The Adjusted EBIT achievement factor for the Vistar segment was determined by the Vistar segment's achievement against the Vistar Adjusted EBIT performance target based on the pre-established scale set forth in the following table:



Executive Compensation

Based on the pre-established scale set forth above, no cash incentive award would have been paid to Mr. Hagerty at the segment level unless actual Adjusted EBIT for our Vistar segment for fiscal 2020 was above $133.6 million. If actual Adjusted EBIT for our Vistar segment was $147.2 million, Mr. Hagerty would have been entitled to 100% of his segment cash bonus target amount. If actual Adjusted EBIT for our Vistar segment was $151.0 million or more, Mr. Hagerty would have been entitled to 125% of his segment cash bonus target amount. For performance percentages between the levels set forth above, the resulting payout percentage would be adjusted on a linear interpolation basis.

For fiscal 2020, the actual Adjusted EBIT achieved by our Vistar segment was $83.3 million, which resulted in a payout percentage of 0%. The Vistar segment had a weighted achievement factor of 0% when combined with the overall Adjusted EBIT payout percentage of 0%.

The following table illustrates the calculation of the annual cash incentive award payable to Mr. Hagerty under the fiscal 2020 AIP in light of these performance results.

Name	2020 Base Salary	Target Bonus Amount	Overall Adjusted EBIT Payout Percentage	Overall Adjusted EBIT Payout Amount	Overall Free Cash Flow Payout Percentage	Overall Free Cash Flow Payout Amount	Weighted MBO Payout Percentage	Weighted MBO Payout Amount	Actual Bonus Paid
Patrick T. Hagerty	$515,000	$515,000	0%	0	150%	$77,250	150%	$77,250	$154,500

Long-Term Equity Incentive Awards

We believe that the NEOs' long-term compensation should be directly linked to the value we deliver to our stockholders. Equity awards to the NEOs are designed to provide long-term incentive opportunities over a period of several years and align compensation with the creation of stockholder value and achievement of business goals.

We make annual grants under our 2015 Omnibus Incentive Plan that provide a mix of performance shares, and time-based restricted stock. Annual award levels are established based on a review of competitive market practice, internal equity considerations and other factors as the Compensation Committee deems appropriate.

Based on a review of peer group data, for fiscal 2020, the Compensation Committee approved the following target long-term equity incentive awards for each of the NEOs:

	Target long-term equity incentive award
Mr. Holm	$4,750,000
Mr. Hope	$1,200,000
Mr. Hoskins	$ 900,000
Mr. Hagerty	$ 900,000
Mr. King	$ 800,000

Actual long-term equity incentive awards may differ from the target amounts based upon discretionary performance factors as determined by the Compensation Committee.

PFG Performance Food Group

2020 Long-Term Equity Incentive Grants

For fiscal 2020, the Compensation Committee approved the following long-term equity incentive awards to each of the NEOs as follows:

Name	Total Grant Value	Performance Shares	Restricted Stock
George L. Holm	$4,750,000	61,854	30,602
James D. Hope	$1,200,000	14,402	9,181
Craig H. Hoskins	$ 900,000	10,802	6,886
Patrick H. Hagerty	$ 900,000	10,802	6,886
A. Brent King	$ 800,000	9,602	6,121

Subject to the recipient's continued service with the Company through each applicable vesting date:

- one third of the shares of time-based restricted stock will vest on each anniversary of the date of grant; and

- performance shares will vest on the date the Compensation Committee certifies the Company's performance, subject to the recipient's continued service to the Company through the end of the performance period (which began on June 30, 2019, and ends on July 2, 2022), if the applicable performance goals are attained.

See "Narrative to Summary Compensation Table and Fiscal 2020 Grants of Plan-Based Awards—Description of Fiscal 2020 Equity-Based Awards—Awards Granted Under the 2015 Omnibus Incentive Plan" for a more detailed description of the material terms of these awards and a description of the potential vesting of these awards that may occur in connection with certain terminations of employment.

Performance Shares

For the performance shares, 50% of the award will be earned based on achievement of return on invested capital ("ROIC") goals that

are established at the beginning of the three-year performance period, and 50% of the award will be earned based on achievement of total shareholder return ("TSR") relative to companies in the S&P MidCap 400 Index that are public throughout the entire performance period. The Company's total shareholder return is calculated as (i) (a) the average closing price of a share of common stock of the Company over the 10 trading day period ending on (and including) the last date of the performance period (assuming dividends are reinvested) minus (b) the price of a share of our common stock at the beginning of the performance period (the "Beginning Share Price") divided by (ii) the Beginning Share Price. Relative TSR is expressed as a relative percentile ranking of the Company among the total shareholder return of companies in the S&P MidCap 400 Index over the performance period.

The Compensation Committee believes that the performance goals for the performance shares are reasonably attainable yet provide an appropriate incentive to maximize our performance and shareholder value. The Compensation Committee believes that achievement of maximum performance against the goals would require exceptional corporate performance over the performance period.

For the awards granted on September 16, 2019, the earned amounts will be determined based on the following performance and payout scales:

Performance	ROIC	Target Payout %
Threshold	13.5%	0%
Above Threshold	15.5%	50%
Target	16.5%	100%
Above Target	17.5%	150%
Maximum	19.5%	200%

Performance	Relative TSR Ranking	Target Payout %
Threshold	40th percentile	50%
Target	60th percentile	100%
Maximum	80th percentile	200%

Executive Compensation

For performance percentages between the levels set forth above, the resulting payout percentage would be adjusted on a linear interpolation basis.

For the most recently completed performance cycle (ending June 27, 2020) for awards granted in September 2017 (the "2017 Performance Grants"), the earned amounts were determined based on the following performance and payout scales:

Performance	ROIC	Target Payout %		Performance	Relative TSR Ranking	Target Payout %
Threshold	15.5%	50%		Threshold	40th percentile	25%
Target	16.5%	100%		Target	60th percentile	100%
Maximum	17.5%	150%		Maximum	80th percentile	150%
Earned Amount	0%	0%		Earned Amount	56th percentile	85.6%

The table below sets forth the shares earned by the NEOs for the 2017 Performance Grants based on the payout scales above:

Name	ROIC Shares	Relative TSR Shares
George L. Holm	0	19,092
James D. Hope	0	4,129
Craig H. Hoskins	0	2,703
Patrick H. Hagerty	0	3,020
A. Brent King	0	2,490

Benefits and Perquisites

We provide to all our employees, including our NEOs, broad-based benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. Broad-based employee benefits include:

- a 401(k) savings plan (the "401(k) plan");
- medical, dental, vision, life and accident insurance, disability coverage, dependent care and healthcare flexible spending accounts; and
- employee assistance program benefits.

We maintain the 401(k) plan, a qualified contributory retirement plan, that is intended to qualify as a profit-sharing plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees, including our NEOs, may contribute up to 50% of their eligible compensation, subject to statutory limits imposed by the Code. We are also permitted to make profit-sharing contributions and matching contributions, and currently provide for matching contributions equal to 100% of employee contributions up to 3.5% of eligible compensation. Our contributions to the plan are made subject to certain minimum requirements specified in the plan. All matching contributions by us become vested on the four-year

anniversary of the participant's hire date. As of January 1, 2009, the 401(k) plan merged with the Self-Directed Tax Advantaged Retirement (STAR) Plan of PFGC, Inc. Employees employed on or before December 31, 2008, are also eligible for an annual contribution based on the employee's salary and years of service (a "STAR Contribution"). Messrs. Holm, Hagerty and Hoskins are the only NEOs eligible to receive the additional STAR Contributions.

In addition, at no cost to the employee, we provide an amount of basic life and accident insurance coverage valued at one times annual salary up to a maximum of $1 million combined benefit.

We also provide our NEOs with limited perquisites and personal benefits that are not generally available to all employees, such as an annual auto allowance, eligibility to participate in our executive health programs, reimbursement of relocation expenses, and temporary housing allowances. We provide these limited perquisites and personal benefits in order to further our goal of attracting and retaining our executive officers. The benefits and perquisites not generally available to all employees that were provided to our NEOs in fiscal 2020 are reflected in the "All Other Compensation" column of the Summary Compensation Table and the accompanying footnote in accordance with SEC rules.

Severance and Other Benefits

We believe that severance protections can play a valuable role in attracting and retaining high-caliber talent. In the competitive market for executive talent, we believe severance payments and other termination benefits are an effective way to offer executives financial security to offset the risk of foregoing an opportunity with another company. Consistent with our objective of using severance payments and benefits to attract and retain executives,

our Executive Severance Plan approved in May 2020 (the "Severance Plan") provides our executives who enter into the related Executive Severance Plan Participation Agreement (the "Participation Agreement") with severance benefits that we believe (i) will permit us to better attract and/or continue to employ high-caliber talent, (ii) are more aligned with those severance benefits offered at our peers and (iii) are more aligned with broader market

trends. The Severance Plan replaces the NEOs' previous severance arrangements, which were discussed in more detail in our proxy statement filed on October 8, 2019.

Each of our NEOs is eligible for the Severance Plan benefits. See "Potential Payments Upon Termination or Change in Control" for descriptions of these potential benefits.

Compensation Determination Process

The Compensation Committee is responsible for establishing, maintaining, and administering our compensation and benefit policies and determines the compensation for our NEOs. Our CEO is not a member of the Compensation Committee and does not participate in deliberations regarding his compensation.

In fiscal 2020, the Compensation Committee retained Meridian Compensation Partners, LLC ("Meridian"), an independent compensation consulting firm, as its compensation consultant to advise on executive and non-employee director compensation. Meridian evaluated the competitiveness of our executive and director compensation programs using peer group compensation data of the following peer group companies:

Aramark	Dollar Tree, Inc.*	Sysco Corporation
Avnet, Inc.*	Genuine Parts Company*	Tyson Foods, Inc.*
The Chefs' Warehouse, Inc.	Henry Schein, Inc.*	United Natural Foods, Inc.
Compass Group PLC	Pilgrim's Pride Corporation	US Foods Holding Corp.
Core-Mark Holding Company*	SpartanNash Company	WESCO International, Inc.
Dean Foods Company	SYNNEX Corporation*	W.W. Grainger, Inc.

This peer group is composed of companies of appropriate size and similar stature in our foodservice distribution industry or related industries, and incorporates 7 new companies (noted with an * above) as compared to the prior year peer group, in an effort to:

- Increase the median revenues of the group to more closely approximately the size of Performance Food Group;
- Increase the size of the group to smooth year-over-year data volatility; and
- Recognize those companies with similar EBIT margins.

The updated peer group removed the following three companies as compared to the prior year peer group: Applied Industrial Technologies, Inc., MRC Global Inc. and SUPERVALU Inc, which are not direct competitors to the Company.

Meridian analyzed target compensation levels for senior executives benchmarked against the updated compensation peer group, supplemented with size-appropriate general industry survey data, to provide a robust market comparison.

Based on this evaluation, Meridian recommended, and the Compensation Committee determined, to set total target direct compensation (comprised of base salary, cash bonus opportunity at target and long-term equity incentive opportunity at target) at levels that approximate the median of the peer group.

Subsequently, in January 2020, the peer group was updated for fiscal 2021 to remove The Chefs' Warehouse, Inc., which is significantly smaller than us, and Dean Foods Company, which declared bankruptcy.

During fiscal 2020, Meridian reported directly to the Chair of the Compensation Committee and performed no other work for the Company. Meridian attends all meetings where the Compensation Committee evaluates the overall effectiveness of the executive compensation programs or where the Compensation Committee analyzes or approves executive compensation. In connection with engaging Meridian, the Compensation Committee considered the independence of Meridian in light of the standards embodied in SEC rules and NYSE listing standards. The Compensation Committee took into account these considerations, along with other factors relevant to the firm's independence from management, and concluded that Meridian was independent and the engagement of Meridian would not raise any conflict of interest.

Hedging and Pledging Policies

The Company's Insider Trading Policy requires directors, executive officers and employees to consult with the Company's General Counsel prior to engaging in transactions involving the Company's securities. The Company's Insider Trading Policy prohibits directors, executive officers and employees from hedging or monetization transactions, including, but not limited to, through

the use of financial instruments such as exchange funds, variable forward contracts, equity swaps, puts, calls, and other derivative instruments, or through the establishment of a short position in the Company's securities. The Company's Insider Trading Policy limits the pledging of Company securities to those limited situations approved by the Company's General Counsel.

Clawback Policy

In August 2019, we adopted a Clawback Policy that allows us to recoup incentive-based compensation from our current or former executive officers under certain circumstances. Pursuant to the policy, we may demand repayment of any incentive-based or equity-based compensation paid or granted to an executive officer in the event of (i) a required accounting restatement of a financial statement of the Company (whether or not based on fraud or misconduct) due to material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws or (ii) an error in the calculation of such incentive-based or equity-based compensation as a result of a restatement in financial statements or otherwise.

Employment Agreements

We do not typically enter into formal employment agreements with our executive officers. However, we have an employment agreement with Mr. Holm. In addition, we typically enter into offer letters with our executive officers. In connection with the commencement of their employment, we entered into offer letters with Messrs. Hagerty, Hope, Hoskins and King, setting forth their initial compensation and benefits. For the employment agreement and offer letters, the Severance Plan supersedes any similar provisions in such agreements. A summary of the material terms of Mr. Holm's employment agreement is presented below in "—Narrative to Summary Compensation Table and Fiscal 2020 Grants of Plan-Based Awards."

Non-Qualified Deferred Compensation Plan

In January 2020, the Board of Directors adopted the Performance Food Group Company Deferred Compensation Plan (the "Deferred Compensation Plan") under which (i) individuals whose position qualifies for an equity grant under the 2015 Omnibus Incentive Plan for the fiscal year that ends within the Deferred Compensation Plan's year or (ii) members of the Board of Directors ("Directors") can defer (a) receipt of up to 50% of his or her base compensation (base salary for employees and cash retainers for Directors) and/or (b) up to 75% of his or her payout under the AIP.

The initial Deferred Compensation Plan year will commence on January 1, 2021 and each of our NEOs is expected to be eligible to participate. Any such deferral elections are irrevocable for the applicable Deferred Compensation Plan year other than in the event a participant receives a distribution from the Deferred Compensation Plan due to an unforeseeable emergency.

A participant in the Deferred Compensation Plan may elect a distribution date, subject to the limitations imposed by the Deferred Compensation Plan committee, on which deferred amounts (including discretionary employer contributions, to the extent applicable) will be paid (or commence in the case of installments); provided, however, that all deferral accounts will be paid (or commence in the case of installments) in the event of the participant's separation of service, death or disability. With respect to distribution, a participant's deferral account will be paid, at the election of the participant, either in (i) a lump sum or (ii) annual installments over a period of five (5), ten (10) or fifteen (15) years.

Participants in the Deferred Compensation Plan are eligible, but not guaranteed, to receive discretionary employer contributions, which will generally vest in accordance with the vesting schedule under the Performance Food Group Employee Savings Plan. A participant who is making a deferral election will be asked to specify the distribution date and form of payment with respect to any discretionary employer contributions that such participant may receive for the applicable Deferred Compensation Plan year. Any discretionary employer contributions that are not vested as of a participant's separation from service shall immediately be forfeited at such time. The Company will establish an account on each participant's behalf to track his or her deferrals. Each participant may choose from a variety of investment fund options available under the Deferred Compensation Plan and the account will be adjusted based on the performance of the applicable funds and the investment directions. The investment choices may be changed in accordance with the rules and procedures established by the Deferred Compensation Plan committee.

Stock Ownership Guidelines

Executive Officers

To align the interests of our management with those of our stockholders, the Board of Directors concluded that certain of our executive officers (the "Covered Executives") should have a significant financial stake in the Company's stock. To further that goal, we have implemented stock ownership guidelines (the "Guidelines"). The Covered Executives are required to hold a specific level of equity ownership as outlined below:

	Tier One	Tier Two
Executives The Guidelines will apply to the Covered Executives in the following Tiers	Chief Executive Officer	Chief Financial Officer and Executive Vice Presidents and Senior Vice Presidents who are direct reports of the CEO
Covered Executives' Stock Ownership Multiples The stock ownership levels under the Guidelines, expressed as a multiple of the Covered Executive's base annual salary rate as of January 1st of the year, are as follows:	**6** times base annual salary rate	**3** times base annual salary rate
Retention Requirement There is no required time period within which a Covered Executive must attain the applicable stock ownership level under the Guidelines. However, until the applicable ownership level is achieved, the following retention requirements will apply:	**100%** of shares	**50%** of shares

The shares counted toward these ownership requirements include shares of common stock owned directly by the Covered Executive and outstanding restricted stock and restricted stock units.

These ownership requirements are set at levels that the Company believes are reasonable given the Covered Executive's respective salaries and responsibility levels. As of September 24, 2020, each of the Named Executive Officers has met the applicable ownership level.

Tax Impact on Compensation

Income Deduction Limitations

Section 162(m) of the Internal Revenue Code generally sets a limit of $1 million on the amount of compensation that the Company may deduct for federal income tax purposes in any given year with respect to the compensation of each of the NEOs. Historically, compensation that qualified as "performance-based compensation" under Section 162(m) of the Code could be excluded from this $1 million limit. This exception was repealed with the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), effective for taxable years beginning after December 31, 2017, subject to special rules that "grandfather" certain awards and arrangements that were in effect on or before November 2, 2017 and certain transition relief available in connection with our initial public offering. The Compensation Committee's general intent prior to implementation of the Tax Act was to structure our incentive compensation programs so that payments could qualify as "performance-based compensation." However, the Compensation Committee was permitted to grant compensation that would not (or could not) be able to qualify as "performance-based compensation" if appropriate to achieve the objectives of the compensation program, which includes the ability to recruit, retain, and motivate highly talented executives.

With the repeal of the "performance-based compensation" provisions of Section 162(m) of the Code, compensation granted by the Compensation Committee may, more frequently, be non-deductible. The Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that, in certain cases, is not deductible for federal income tax purposes. Furthermore, it is possible that awards granted previously and intended to qualify as "performance-based compensation" may not be deductible, depending on the application of the special grandfather and transition rules.

In fiscal 2020 the Company paid, and in fiscal 2021 the Compensation Committee expects the Company to pay, certain NEOs compensation that exceeds $1 million in value. The Compensation Committee believes that this compensation is necessary in order to maintain the competitiveness of the total compensation package and, as a result, has determined that it is appropriate, even though certain amounts of fiscal 2020 and fiscal 2021 compensation, respectively, will not be deductible for federal income tax purposes.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code imposes significant additional taxes in the event that an executive officer, director, or service provider becomes entitled to non-qualified deferred compensation that does not satisfy the restrictive conditions of the provision. Although the Company makes no guarantees with respect to exemption from, or compliance with, Section 409A of the Internal Revenue Code, we have designed all of our non-qualified deferred compensation arrangements with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A of the Internal Revenue Code.

Compensation Actions Taken for Fiscal 2021

For fiscal 2021, the Compensation Committee has revised the AIP and LTIP to account for the uncertainties surrounding the longevity of Covid-19. With the expectation that there will be more clarity around the depth and breadth of Covid-19 by the time goals will need to be set for the second half of the fiscal year, the revised compensation structure will focus more on the achievement of strategic initiatives for the first two quarters of fiscal 2021 ("1H21"), with a focus on more traditional financial goals for the second half of fiscal 2021.

With respect to the AIP for our NEOs, for the first half of fiscal 2021 (the "1H21 Awards"), the target opportunity for the 1H21 Awards will be based on the following components: (i) 25% on the average of net working capital as a percentage of net sales during 1H21, as compared to pre-established targets; (ii) 25% on the average of liquidity as a percentage of net sales during 1H21, as compared to pre-established targets; and (iii) 50% on the achievement of a long-term strategic plan. These three objectives are an "all or nothing" opportunity and do not include ranges of performance. Additionally, the participants can earn up to 50% of their target opportunity based on (iv) 25% on net sales

growth during the performance period of September 27, 2020 to December 26, 2020 ("2Q21"), based on pre-established targets, as compared to the same period of fiscal 2020, and (v) 25% on adjusted EBITDA growth during 2Q21, based on pre-established targets, as compared to the same period of fiscal 2020.

For the second half of fiscal 2021, the Compensation Committee currently expects that the structure will be similar to the financial goals discussed in this Proxy Statement for fiscal 2020.

Regarding LTIP, (i) Mr. Holm will receive 50% of his equity award in restricted stock and 50% in performance shares and (ii) Messrs. Hope, King, Hoskins and Hagerty will receive 67% in restricted stock and 33% in performance shares, in each case to, among other things, reduce the weight of performance shares in recognition of current economic conditions as a result of Covid-19 and to further support retention. The measure to determine the number of performance shares earned will be based solely on Relative TSR and will remove ROIC as one of the measures in order to eliminate concerns with goal-setting in fiscal 2021 as a result of Covid-19.

Tabular Executive Compensation Disclosure

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for the fiscal years indicated.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
George L. Holm Chairman, President and Chief Executive Officer	2020	1,000,000	4,750,054	0	375,000	41,572	6,166,626
	2019	1,000,000	2,666,708	1,333,338	1,022,000	39,644	6,061,690
	2018	1,000,000	2,466,716	1,233,339	420,000	40,231	5,160,288
James D. Hope Executive Vice President and Chief Financial Officer	2020	624,000	1,200,043	0	187,200	28,483	2,039,726
	2019	600,000	640,045	320,004	613,200	31,906	2,205,155
	2018	533,516	533,371	266,670	224,077	29,234	1,586,868
Craig H. Hoskins Executive Vice President of the Company and President and Chief Executive Officer, Foodservice	2020	515,000	900,071	0	154,500	50,133	1,619,704
	2019	442,054	349,120	174,551	451,779	45,074	1,462,578
Patrick T. Hagerty Executive Vice President of the Company and President and Chief Executive Officer, Vistar	2020	515,000	900,071	0	154,500	50,780	1,620,351
	2019	470,192	480,033	240,006	472,261	54,337	1,716,829
	2018	436,538	390,019	195,008	382,050	51,079	1,454,694
A. Brent King Senior Vice President, General Counsel and Secretary	2020	432,600	800,080	0	129,780	29,615	1,392,075

[1] Effective September 8, 2019, salaries for Messrs. Hope, Hoskins, Hagerty and King were increased, respectively, to $624,000, $515,000, $515,000 and $432,600.

[2] Amounts shown in this column include the grant date fair value, calculated in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and using the assumptions discussed in Note 18, "Stock-based Compensation," of the audited financial statements in our Annual Report, of the performance shares and restricted stock received in fiscal 2020, as described under "Compensation Discussion and Analysis—Long-Term Equity Awards—2020 Long-Term Equity Incentive Grants."

With respect to the performance shares in Fiscal 2020, 50% vest according to ROIC and 50% vest according to Relative TSR. The grant date fair value of the shares that vest according to ROIC was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance is achieved, the aggregate grant date fair value of the ROIC awards would be: Mr. Holm—$2,829,821; Mr. Hope—$658,892; Mr. Hoskins—$494,192; Mr. Hagerty—$494,192; and Mr. King—$439,292.

As the shares that vest according to Relative TSR are subject to market conditions as defined under FASB ASC Topic 718 and are not subject to performance conditions as defined under FASB ASC Topic 718, they have no maximum grant date fair values that differ from the grant date fair values presented in the table.

[3] Amounts shown in this column reflect amounts earned under our AIP for the Free Cash Flow and MBO components only.

[4] Amounts reported under All Other Compensation for fiscal 2020 include contributions to our 401(k) plan on behalf of our NEOs, including annual STAR Contributions under our 401(k) plan, as follows: Mr. Holm, annual STAR Contribution of $14,000; Mr. Hope, matching contribution of $9,660; Mr. Hoskins, matching contribution of $6,231 and annual STAR Contribution of $14,000; Mr. Hagerty, matching contribution of $9,191 and annual STAR Contribution of $14,000; and Mr. King, matching contribution of $9,312. Amounts reported for each NEO also include annual auto allowances, fees for participation in our executive health programs, gifts (and tax reimbursement related to gifts), as well as amounts with respect to the payment of life insurance premiums as follows: $1,331 for Mr. Holm, $823 for Mr. Hope, $681 for Mr. Hoskins, $681 for Mr. Hagerty, and $572 for Mr. King.

Fiscal 2020 Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards to our NEOs during fiscal 2020.

Name	Grant Date	Award Type	Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[5] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
George L. Holm		2020 AIP	62,500	1,250,000	1,875,000							
	9/16/2019	Performance Shares				15,464	61,854	123,708				3,350,013
	9/16/2019	Restricted Stock							30,602			1,400,042
James D. Hope		2020 AIP	31,200	624,000	936,000							
	9/16/2019	Performance Shares				3,601	14,402	28,804				780,012
	9/16/2019	Restricted Stock							9,181			420,031
Craig H. Hoskins		2020 AIP	103,000	515,000	708,125							
	9/16/2019	Performance Shares				2,701	10,802	21,604				585,036
	9/16/2019	Restricted Stock							6,886			315,035
Patrick T. Hagerty		2020 AIP	25,750	515,000	708,125							
	9/16/2019	Performance Shares				2,701	10,802	21,604				585,036
	9/16/2019	Restricted Stock							6,886			315,035
A. Brent King		2020 AIP	21,630	432,600	648,900							
	9/16/2019	Performance Shares				2,401	9,602	19,204				520,044
	9/16/2019	Restricted Stock							6,121			280,036

[1] Amounts represent awards payable under our AIP. See "Compensation Discussion and Analysis—Executive Compensation Program Elements—Cash Bonus Opportunities—Annual Cash Bonus Opportunity" above for a description of our AIP. Actual amounts paid under our fiscal 2020 AIP are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

[2] Reflects the number of shares that will vest for the applicable level of performance under the performance share portion of the fiscal 2020 grants made pursuant to the 2015 Omnibus Incentive Plan, the terms of which are summarized under "Narrative to Summary Compensation Table and Fiscal 2020 Grants of Plan-Based Awards—Description of Fiscal 2020 Equity-Based Awards—Awards Granted Under the 2015 Omnibus Incentive Plan" below.

[3] Reflects the time-based restricted stock portion of the fiscal 2020 grants made pursuant to the 2015 Omnibus Incentive Plan, the terms of which are summarized under "Narrative to Summary Compensation Table and Fiscal 2020 Grants of Plan-Based Awards—Description of Fiscal 2020 Equity-Based Awards—Awards Granted Under the 2015 Omnibus Incentive Plan" below.

[4] The grant date fair value of the performance shares that vest according to ROIC was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date and was determined to be for each of Messrs. Holm, Hope, Hoskins, Hagerty and King, $1,414,910, $329,446, $247,096, $247,096 and $219,646, respectively. The grant date fair value of the performance shares that vest based on Relative TSR was determined to be for each of Messrs. Holm, Hope, Hoskins, Hagerty and King, $1,935,102, $450,567, $337,941, $337,941 and $300,399, respectively.

Narrative to Summary Compensation Table and Fiscal 2020 Grants of Plan-Based Awards

Summary of Employment Agreement of Mr. Holm

Mr. Holm's employment agreement, dated as of September 6, 2002, as amended effective January 2003, provides that he serves as President and Chief Executive Officer, for an initial term of three years that automatically extends for successive automatic one-year periods, unless we or Mr. Holm elect not to extend the term by providing 30 days' advance notice.

Mr. Holm's employment agreement establishes: (1) an initial base salary, subject to discretionary annual increases; (2) eligibility to receive an annual bonus, with a target amount equal to 100% of his base salary if performance targets set by the Compensation Committee are achieved, which he may elect to receive as shares of our common stock; and (3) a requirement that he purchase $2 million of our common stock. Mr. Holm is also entitled to participate in all employee benefit and fringe plans made available to our employees generally.

Mr. Holm's employment agreement also contains restrictive covenants, including an indefinite covenant not to disclose confidential information and not to disparage us, and, during Mr. Holm's employment and for the one-year period following the termination of his employment, covenants related to non-competition and non-solicitation of our employees, customers, or suppliers.

Mr. Holm, like our other NEOs, is also eligible for severance benefits following certain terminations of employment pursuant to the Severance Plan. See "Potential Payments Upon Termination or Change in Control" for a description of these provisions.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards made to our NEOs as of June 27, 2020.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
George L. Holm	9/30/2015	318,921	—	19.00	9/30/2025				
	8/9/2016	145,598	48,533	26.57	8/9/2026				
	8/9/2016					18,018	502,342		
	9/21/2017	60,339	60,340	28.80	9/21/2027				
	9/21/2017							19,092[5]	532,285
	9/21/2017					21,413	596,994		
	9/10/2018	26,267	78,803	32.50	9/10/2028				
	9/10/2018							16,026[6]	446,805
	9/10/2018					30,770	857,868		
	9/16/2019							30,927[7]	862,245
	9/16/2019					30,602	853,184		

Tabular Executive Compensation Disclosure

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
James D. Hope	3/12/2015	24,250	—	16.76	3/12/2025				
	9/30/2015	55,945	—	19.00	9/30/2025				
	8/9/2016	31,200	10,400	26.57	8/9/2026				
	8/9/2016					3,862	107,673		
	9/21/2017	13,046	13,047	28.80	9/21/2027				
	9/21/2017							4,129[5]	115,117
	9/21/2017					4,630	129,084		
	9/10/2018	6,304	18,913	32.50	9/10/2028				
	9/10/2018							3,846[6]	107,226
	9/10/2018					7,386	205,922		
	9/16/2019							7,201[7]	200,764
	9/16/2019					9,181	255,966		
Craig H. Hoskins	9/30/2015	2,167	—	19.00	9/30/2025				
	8/9/2016	20,550	6,851	26.57	8/9/2026				
	8/9/2016					2,544	70,927		
	9/21/2017	8,539	8,540	28.80	9/21/2027				
	9/21/2017							2,703[5]	75,360
	9/21/2017					3,031	84,504		
	9/10/2018	3,438	10,317	32.50	9/10/2028				
	9/10/2018							2,098[6]	58,492
	9/10/2018					4,029	112,329		
	9/16/2019							5,401[7]	150,580
	9/16/2019					6,886	191,982		
Patrick T. Hagerty	9/30/2015	36,934	—	19.00	9/30/2025				
	8/9/2016	20,550	6,851	26.57	8/9/2026				
	8/9/2016					2,544	70,927		
	9/21/2017	9,540	9,541	28.80	9/21/2027				
	9/21/2017							3,020[5]	84,198
	9/21/2017					3,386	94,402		
	9/10/2018	4,728	14,185	32.50	9/10/2028				
	9/10/2018							2,885[6]	80,434
	9/10/2018					5,539	154,427		
	9/16/2019							5,401[7]	150,580
	9/16/2019					6,886	191,982		

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
A. Brent King	4/20/2016	1,715	—	25.74	4/20/2026				
	8/9/2016	14,763	4,921	26.57	8/9/2026				
	8/9/2016					1,428	39,813		
	9/21/2017	7,865	7,866	28.80	9/21/2027				
	9/21/2017							2,490[5]	69,421
	9/21/2017					2,792	77,841		
	9/10/2018	3,167	9,502	32.50	9/10/2028				
	9/10/2018							1,932[6]	53,864
	9/10/2018					3,711	103,463		
	9/16/2019							4,801[7]	133,852
	9/16/2019					6,121	170,653		

[1] Represents fully-vested time-vesting and time and performance-vesting options. Options in this column granted on March 12, 2015, represent time-vesting options granted pursuant to the 2007 Management Option Plan. Options in this column granted on September 30, 2015, represent time and performance-vesting options granted pursuant to the 2007 Management Option Plan and time-vesting options granted pursuant to the 2015 Omnibus Incentive Plan. Options in this column granted on September 30, 2015, April 20, 2016, August 9, 2016, September 21, 2017, and September 10, 2018 represent time-vesting options granted pursuant to the 2015 Omnibus Incentive Plan.

[2] Represents unvested time-vesting options. Options in this column granted on August 9, 2016, September 21, 2017, and September 10, 2018 were granted pursuant to the 2015 Omnibus Incentive Plan and vest in four equal annual installments on each of the first four anniversaries of the applicable date of grant.

[3] Represents time-vesting restricted stock granted pursuant to the 2015 Omnibus Incentive Plan. Restricted stock in this column granted on August 9, 2016, September 21, 2017 and September 10, 2018 vests in four equal annual installments on each of the first four anniversaries of the date of grant. Restricted stock in this column granted on September 16, 2019 vests in three equal annual installments on each of the first three anniversaries of the date of grant.

[4] Based on $27.88, the closing price of our common stock on June 26, 2020, the last trading day on the New York Stock Exchange of fiscal 2020.

[5] The performance shares granted on September 21, 2017 vested based on the Company's achievement of each performance measure (ROIC and Relative TSR) with respect to the period that began on July 2, 2017, and ended on June 27, 2020, as determined by the Compensation Committee on August 17, 2020. The achievement level with respect to ROIC was below threshold, and the achievement level with respect to Relative TSR was between threshold and target performance. Accordingly, the number of shares reported in the table reflect the actual amounts based on 0% of target performance for ROIC and 85.6% of target performance for Relative TSR.

[6] The performance shares granted on September 10, 2018, will vest, if at all, based on the Company's achievement of each performance measure (ROIC and Relative TSR) with respect to the period that began on July 1, 2018, and ends on July 3, 2021, as determined by the Compensation Committee following the end of fiscal 2021. As of June 27, 2020, the achievement levels with respect to ROIC and Relative TSR were below threshold performance. Accordingly, the number of shares reported in the table reflect amounts based on threshold performance for ROIC and Relative TSR. The actual number of shares that will vest with respect to the performance shares is not yet determinable.

[7] The performance shares granted on September 16, 2019, will vest, if at all, based on the Company's achievement of each performance measure (ROIC and Relative TSR) with respect to the period that began on June 30, 2019, and ends on July 2, 2022, as determined by the Compensation Committee following the end of fiscal 2022. As of June 27, 2020, the achievement level with respect to ROIC was between threshold and above threshold performance, and the achievement level with respect to Relative TSR was below threshold. Accordingly, the number of shares reported in the table reflect amounts based on above threshold performance for ROIC and the number of shares reported in the table reflect the amounts based on threshold performance for Relative TSR. The actual number of shares that will vest with respect to the performance shares is not yet determinable.

Fiscal 2020 Option Exercises and Stock Vested

The following table provides information with respect to our NEOs regarding options exercised and stock vested during fiscal 2020.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
George L. Holm	—	—	105,561	4,685,147
James D. Hope	—	—	24,046	1,070,108
Craig H. Hoskins	31,691	803,588	14,797	656,637
Patrick T. Hagerty	—	—	15,479	687,733
A. Brent King	—	—	11,146	483,147

[1] We report the value realized on exercise as the difference between the fair market value of the shares acquired on exercise and the exercise price of the stock option.

[2] Represents the vesting of one fourth of the shares of time-based restricted stock granted on September 30, 2015, August 9, 2016, September 21, 2017 and September 10, 2018. Additionally, the performance shares granted on August 9, 2016, vested based on the Company's achievement of each performance metric (ROIC and Relative TSR) with respect to the period that began on July 3, 2016, and ended on June 29, 2019, as determined by the Compensation Committee on August 7, 2019. The achievement levels for both the ROIC and Relative TSR were between target and maximum performance. Accordingly, the number of shares reported in the table reflect the actual amounts based on 115% of target performance for ROIC and 109% of target performance for Relative TSR.

[3] Represents the value realized on August 9, 2019, September 10, 2019, September 21, 2019, and September 30, 2019 for the third, first, second and fourth vesting dates of the August 9, 2016, September 10, 2018, September 21, 2017, and September 30, 2015 time-based restricted stock grants, respectively. Additionally, the amount represents the value realized on August 7, 2019, as a result of the performance vesting of shares of restricted stock granted on August 9, 2016, under the 2015 Omnibus Incentive Plan.

Fiscal 2020 Pension Benefits

We have no pension benefits for our executive officers, including our NEOs.

Potential Payments Upon Termination or Change in Control

We have agreed to provide payments or other benefits to our NEOs under certain scenarios related to a termination of employment pursuant to the terms of the Severance Plan and pursuant to the agreements under which equity awards have been granted. This section describes those payments and benefits and events that trigger them.

Severance Arrangements and Restrictive Covenants

Severance Arrangements with George L. Holm, James D. Hope, Craig H. Hoskins, Patrick T. Hagerty and A. Brent King. Each of Messrs. Holm, Hope, Hoskins, Hagerty and King has entered into the Participation Agreement and are, therefore, participants in the Severance Plan. The Severance Plan provides that if a participant's employment is terminated by the Company or an affiliate without "Cause" or by the participant for "Good Reason" (each term as defined in the Severance Plan), the participant will be entitled to certain severance payments based on the participant's "tier" level, as set forth below:

- Mr. Holm is entitled to receive cash severance equal to 2.0 times his salary if his employment is terminated without Cause or if he resigns with Good Reason (the "Tier 1 Non-CIC Termination Benefits"), in addition to any (i) annual bonus that has been earned but remains unpaid, and (ii) expenses that are reimbursable under the expense reimbursement policies of the Company (collectively, the "Standard Termination Benefits"). If Mr. Holm's employment is terminated without Cause or he resigns with Good

Reason within 90 days before or 24 months after a Change in Control (as defined in the Severance Plan), then, in addition to the Standard Termination Benefits and the Tier 1 Non-CIC Termination Benefits, Mr. Holm will receive an additional amount of cash severance benefit equal to 2.0 times his target bonus.

- Each of Messrs. Hope, Hoskins, Hagerty and King (each, a "Tier 2 Participant") is entitled to receive cash severance equal to 1.5 times his salary if the Tier 2 Participant's employment is terminated without Cause or the Tier 2 Participant resigns with Good Reason (the "Tier 2 Non-CIC Termination Benefits"), in addition to the Standard Termination Benefits. If the Tier 2 Participant's employment is terminated without Cause or if the Tier 2 Participant resigns with Good Reason within 90 days before or 24 months after a Change in Control, then, in addition to the Standard Termination Benefits and the Tier 2 Non-CIC Termination Benefits, the Tier 2 Participant will receive an additional amount of cash severance benefit equal to the sum of 0.5 times the Tier 2 Participant's salary plus 2.0 times the Tier 2 Participant's target bonus.

A participant who is entitled to receive cash severance benefits under the Severance Plan will also be entitled to receive monthly COBRA supplements equal to the monthly payment that former employees of the Company are required to pay for COBRA coverage for the same type and level of coverage that was in effect for the participant and his or her qualified beneficiaries on the date the participant's employment with the Company and its affiliates ended minus monthly payment that the participant paid for such coverage immediately before such employment ended.

In addition to the execution of the Participation Agreement, the provision of payments and benefits described above is conditioned upon (i) a participant's execution of a release of claims following the termination of the participant's employment with the Company and its affiliates, and (ii) a participant's agreement not to compete with the Company or solicit its employees or customers for one year following termination of employment, and not to use or disclose the Company's confidential information. Any breach by a participant of the terms of the participant's non-compete, non-solicit and confidentiality provisions will constitute a material breach of the Severance Plan, resulting in the waiver or forfeiture of all rights to future payments and benefits under the Severance Plan and may require the participant to repay to us amounts previously paid to the participant under the Severance Plan.

Treatment of Equity Awards in Connection with a Change in Control or Qualifying Termination

As well as the payments and benefits described above, the agreements pursuant to which equity awards have been granted to the NEOs contain provisions for accelerated vesting. More specifically, immediately prior to a "change in control," any outstanding and unvested stock options and time-based restricted stock will become fully vested to the extent the acquiring or successor entity does not assume, continue, or substitute for the stock options and time-based restricted stock. If the recipient's employment is terminated by us without cause or the recipient resigns with good reason within 18 months following a "change in control," any outstanding and unvested stock options and time-based restricted stock will become fully vested (to the extent the acquiring or successor entity assumes, continues, or substitutes for the stock options and time-based restricted stock). On a "change in control," any outstanding and unvested performance shares will be converted to time-based restricted stock that will vest on the third anniversary of the date of grant ("Converted Awards"). Such conversion will be based on the target award opportunity if the "change in control" occurs prior to the 18-month anniversary of the start of the performance period or after the 18-month anniversary of the start of the performance period if the actual performance is not measurable on the date of the "change in control"; otherwise, the conversion will be based on the actual performance at the time of the "change in control."

Vesting of the Converted Awards will be accelerated if the acquiring or successor entity does not assume, continue or substitute for the Converted Awards or if the recipient's employment is terminated by us without cause or the recipient resigns with good reason within 18 months following a "change in control" (to the extent the acquiring or successor entity assumes, continues or substitutes for the stock options and restricted stock).

Any outstanding and unvested stock options and time-based restricted stock granted prior to fiscal 2020 will become fully vested in the event of the recipient's termination of employment due to death or disability. Any outstanding and unvested performance shares granted prior to fiscal 2020 will pay out pro-rata based on actual performance at the end of the performance period in the event of the recipient's termination of employment due to death or disability. Upon any other termination of employment, all unvested stock options, time-based restricted stock and performance shares granted prior to fiscal 2020 will be forfeited.

Any outstanding and unvested time-based restricted stock granted in or after fiscal 2020 will become fully vested in the event of the recipient's termination of employment due to death. If a recipient's termination is a result of a qualifying retirement on or after the first anniversary of the grant date or a recipient terminates as a result of his or her disability, time-based restricted stock granted in or after fiscal 2020 will continue to vest in accordance with the vesting schedule. Any outstanding and unvested performance shares granted in or after fiscal 2020 will become fully vested at target performance upon the recipient's termination of employment due to death. If the recipient's termination is as a result of their disability, any outstanding and unvested performance shares granted in or after fiscal 2020 will pay out based on actual performance at the end of the performance period. Any outstanding and unvested performance shares granted in or after fiscal 2020 will pay out pro-rata based on actual performance at the end of the performance period in the event of the recipient's termination of employment due to a qualifying retirement. Upon any other termination of employment, all unvested time-based restricted stock and performance shares granted in or after fiscal 2020 will be forfeited.

A qualifying retirement is the voluntary resignation of an employee on or after (i) attaining age 65 or (ii) the date that the sum of (x) the employee's age and (y) the number of the employee's years of service with the Company is at least 72, provided the employee has reached a minimum age of 55.

The following table shows the value to our NEOs of benefits provided (i) assuming termination outside a change in control period as of June 27, 2020, the last business day of fiscal 2020 (or, if inside a change in control period, where the change in control is not

Tabular Executive Compensation Disclosure

consummated) ("Eligible Termination"), (ii) assuming termination inside a change in control period as of June 27, 2020, the last business day of fiscal 2020 ("Change in Control"), (iii) upon a qualifying retirement as of June 27, 2020, the last business day of fiscal 2020 ("Retirement"), (iv) upon death as of June 27, 2020, the last business day of fiscal 2020 ("Death") and (v) upon disability as of June 27, 2020, the last business day of fiscal 2020 ("Disability").

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms, or operation in favor of the NEOs. These include accrued but unpaid salary and distributions of vested plan balances under our 401(k) savings plan.

	Cash Severance Payment ($)[1]	Continuation of Group Health Plans ($)	Value of Equity Acceleration Under 2015 Omnibus Incentive Plan ($)[2]	Total ($)
George L. Holm				
Eligible Termination	2,375,000	20,499	—	2,395,499
Change in Control	4,875,000	20,499	5,130,723	10,026,222
Retirement	—	—	143,707	143,707
Death	—	—	5,130,723	5,130,723
Disability	—	—	2,984,172	2,984,172
James D. Hope				
Eligible Termination	1,123,200	20,499	—	1,143,699
Change in Control	2,683,200	20,499	1,228,899	3,932,598
Retirement	—	—	33,461	33,461
Death	—	—	1,228,899	1,228,899
Disability	—	—	671,787	671,787
Craig H. Hoskins				
Eligible Termination	927,000	20,499	—	947,499
Change in Control	2,214,500	20,499	845,218	3,080,218
Retirement	—	—	25,097	25,097
Death	—	—	845,218	845,218
Disability	—	—	427,367	427,367
Patrick T. Hagerty				
Eligible Termination	927,000	20,499	—	947,499
Change in Control	2,214,500	20,499	906,045	3,141,044
Retirement	—	—	25,097	25,097
Death	—	—	906,045	906,045
Disability	—	—	488,193	488,193
A. Brent King				
Eligible Termination	778,680	20,499	—	799,179
Change in Control	1,860,180	20,499	735,320	2,616,000
Retirement	—	—	22,309	22,309
Death	—	—	735,320	735,320
Disability	—	—	363,889	363,889

[1] For an Eligible Termination, cash severance payment represents (i) 2.0 times base salary as of the date of termination in the case of Mr. Holm and 1.5 times base salary as of the date of termination in the case of Messrs. Hope, Hoskins, Hagerty and King and (ii) any annual bonus that has been earned but remains unpaid.

For a Change in Control, cash severance payment represents (i) 2.0 times base salary as of the date of termination in the case of each of Messrs. Holm, Hope, Hoskins, Hagerty and King, (ii) 2.0 times target bonus for each of Messrs. Holm, Hope, Hoskins, Hagerty and King, and (iii) any annual bonus that has been earned but remains unpaid.

[2] Amounts reported under "Retirement", "Death" and Disability" reflect the value of the acceleration of the grants under the 2015 Omnibus Incentive Plan upon a termination due to a qualifying retirement, death, or disability. See "Treatment of Equity Awards in Connection with a Change in Control or Qualifying Termination." Amounts reported under "Change in Control" reflect the value of the acceleration of grants under the 2015 Omnibus Incentive Plan upon a qualifying termination following a "change in control". The performance shares granted on September 21, 2017 reflect accelerated vesting for the ROIC awards at 0% of target performance and for the Relative TSR awards at 85.6% of target performance. The performance shares granted on September 10, 2018 are not reflected in the table because the ROIC and the Relative TSR were below threshold as of June 27, 2020. The performance shares granted on September 16, 2019 reflect accelerated vesting for the ROIC awards and the Relative TSR awards at above threshold and below threshold, respectively, for Retirement (on a pro-rata basis) and Disability and at target performance for Change in Control and Death. However, performance shares granted on September 10, 2018 and September 16, 2019 would pay out based on actual performance at the end of their respective performance periods.

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our CEO and the annual total compensation of our median employee. For fiscal 2020, the annual total compensation of our CEO was $6,125,935 and the annual total compensation of our median employee, other than our CEO, was $68,807. As a result, we estimate the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee for fiscal 2020 was 89 to 1.

To identify the median employee, we used the following methodology:

- We determined that as of June 27, 2020, our employee population (including employees of our consolidated subsidiaries) totaled approximately 16,496 full-time, part-time and temporary employees in the U.S. As permitted under SEC rules, we excluded from our employee population 6,233 associates who became employees of the Company during fiscal 2020 due to the acquisition of Reinhart Foodservice LLC.

- To identify the median employee from our employee population, we first determined the amount of each employee's annual total compensation for fiscal 2020. For this purpose, annual total compensation refers to the sum of an employee's annual salary and wages and fiscal 2020 bonus paid under the AIP. In making this determination, we annualized the compensation of any full-time employees who were hired in fiscal year 2020 but did not work for us for the entire fiscal year.

- We then identified our median employee from our employee population by arraying and sorting our employee population from highest to lowest annual total compensation and then choosing the employee whose annual total compensation ranked in middle of the population.

- After identifying our median employee, we calculated the annual total compensation for the median employee and for the CEO in the following manner:

  The median employee's annual total compensation was calculated based on the same methodology used to determine our NEOs' annual total compensation as reported in the Summary Compensation Table included on page 49 of this Proxy Statement plus the value of the median employee's fiscal 2020 health and welfare benefits (i.e., $7,806).

  The annual total compensation of the CEO was based on the amount reported for the CEO in the "Total" column of our Summary Compensation Table included on page 49 of this Proxy Statement plus the value of the CEO's fiscal 2020 health and welfare benefits (i.e., $17,001).

In calculating pay ratios, the SEC allows companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported pay ratio may not be comparable to that reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their pay ratios.

Equity Compensation Plan Information

The following table sets forth information as of June 27, 2020, regarding the Company's equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans[3]
Equity compensation plan approved by stockholders			
2007 Management Option Plan	950,785	$18.19	—
2015 Omnibus Incentive Plan	883,142	$27.63	5,559,907

[1] Relates to options outstanding under our 2007 Management Option Plan, and 852,300 options and 30,842 restricted stock units outstanding under our 2015 Omnibus Incentive Plan.

[2] The weighted-average exercise price for the 2015 Omnibus Incentive Plan excludes the impact of outstanding restricted stock units as they have no exercise price.

[3] Relates to additional shares reserved for future awards under our 2015 Omnibus Incentive Plan. No further awards will be granted under the 2007 Management Option Plan.

Compensation of Directors

Each of our non-employee directors is entitled to annual compensation as follows:

- Cash retainer of $100,000, payable in quarterly installments in arrears;
- Additional equity retainer of $75,000 payable in quarterly installments in arrears for serving as the Lead Director;
- Additional cash retainer payable in quarterly installments in arrears for serving as the chair of a committee as follows:
  - $25,000 annual fee for the Audit Committee chair;
  - $20,000 annual fee for the Compensation Committee chair;

- $15,000 annual fee for the Nominating and Corporate Governance Committee chair; and
- $15,000 annual fee for the Technology Committee chair; and
- $120,000 in the form of (i) restricted stock units vesting in full on the earlier of: (a) the first anniversary of the date of grant and (b) the next regularly scheduled annual meeting of stockholders of the Company following the date of grant and subject to accelerated vesting in the event of a "change of control", or (ii) deferred stock units that are settled on the earlier of (a) the date of a "separation from service" from the Company (within the meaning of Treasury Regulation § 1.409A-1(h) or successor guidance thereto) or (b) in the event of a "change in control".

Director Compensation for Fiscal 2020

The table below sets forth information regarding non-employee director compensation for the fiscal year ended June 27, 2020.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Meredith Adler	100,481	150,027	250,508
Barbara J. Beck	54,013	150,003	204,017
William F. Dawson, Jr.	94,231	150,027	244,258
Manuel A. Fernandez	136,243	225,041	361,283
Matthew C. Flanigan	67,517	150,003	217,520
Kimberly S. Grant	94,231	150,027	244,258
Jeffrey M. Overly	102,333	150,027	252,360
David V. Singer	54,013	150,003	204,017
Randall N. Spratt	108,365	150,027	258,393

[1] Amounts reported reflect fees earned by our directors during fiscal 2020. As previously disclosed, commencing on April 6, 2020, the Board determined to defer 25% of each director's annual cash retainer fees due to the evolving and unprecedented impact of Covid-19. On August 11, 2020, the Board reinstated the directors' annual cash retainer fees beginning on June 28, 2020. The deferred amounts were repaid on August 21, 2020.

[2] Represents the grant date fair value of restricted stock units, calculated in accordance with FASB ASC Topic 718, issued to our directors on November 13, 2019 and November 26, 2019. The aggregate number of restricted stock units outstanding as of June 27, 2020, for our non-employee directors was as follows: 3,280 deferred stock units for Ms. Adler, 3,280 deferred stock units for Mr. Dawson, 4,920 deferred stock units for Mr. Fernandez, 3,280 deferred stock units for Ms. Grant, 3,280 deferred stock units for Mr. Overly, 3,280 restricted stock units for Mr. Spratt, 3,174 deferred stock units for Ms. Beck, 3,174 restricted stock units for Mr. Flanigan and 3,174 restricted stock units for Mr. Singer.

Stock Ownership Guidelines

Directors

To align the interests of our Board of Directors with those of our stockholders, the Board of Directors concluded that the members of our Board of Directors (the "Covered Directors") should have a significant financial stake in the Company's stock. To further that goal, we implemented director stock ownership guidelines on September 21, 2017 (the "Director Guidelines"). The Covered Directors are required to hold a specific level of equity ownership as outlined below:

Covered Directors' Stock Ownership Multiples

The stock ownership level under the Director Guidelines, expressed as a multiple of the Covered Director's annual cash retainer, is five times each Covered Director's annual cash retainer.

Retention Requirement

There is no required time period within which a Covered Director must attain the applicable stock ownership level under the Director Guidelines. However, until the applicable ownership level is achieved, a stock retention requirement of 100% of shares will apply.

The shares counted toward these ownership requirements include shares of common stock owned directly by the Covered Director and outstanding restricted stock and restricted stock units.

These ownership requirements are set at levels that the Company believes are reasonable given the Covered Director's respective annual cash retainers. In addition, Meridian reviewed our Director Guidelines and confirmed that they are consistent with the corresponding practices of our peer group.

Ownership of Securities

Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of September 25, 2020 by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has

a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise noted, the address for each beneficial owner listed below is c/o Performance Food Group Company, 12500 West Creek Parkway, Richmond, VA 23238.

Name	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Principal Stockholder:		
Wellington Management Group LLP[1] 280 Congress Street Boston, MA 02210	13,902,447	10.4%
FMR LLC[2] 245 Summer Street Boston, MA 02210	12,690,407	9.5%
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	10,857,348	8.1%
BlackRock Inc[4] 55 East 52nd Street New York, NY 10055	8,893,835	6.7%
JPMorgan Chase & CO[5] 270 Park Avenue New York, NY 10017	8,181,730	6.1%
Directors and Named Executive Officers:		
George L. Holm[6][7]	2,987,083	2.2%
James D. Hope[7]	217,838	*
Patrick T. Hagerty[7]	276,227	*
Craig H. Hoskins[7]	207,334	*
A. Brent King[7]	112,747	*
Meredith Adler[7]	15,759	*
Barbara J. Beck[7]	3,174	*
William F. Dawson, Jr.[7]	7,023	*
Manuel A. Fernandez[7]	12,591	*
Matthew C. Flanigan[7]	18,174	*
Kimberly S. Grant[7]	10,951	*

Ownership of Securities

Name	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Jeffrey M. Overly[7]	7,023	*
David V. Singer[7]	3,174	*
Randall N. Spratt[7]	14,523	*
Directors and executive officers as a group (16 persons)[8]	3,959,032	2.9%

* Less than 1%

[1] Based on a Schedule 13G filed with the SEC on February 10, 2020, reflects 13,902,447 shares of our common stock held by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

[2] Based on a Schedule 13G/A filed with the SEC on February 7, 2020, reflects 12,690,407 shares of our common stock held by FMR LLC.

[3] Based on a Schedule 13G filed with the SEC on February 12, 2020, reflects 10,857,348 shares of our common stock held by Vanguard Group Inc.

[4] Based on a Schedule 13G filed with the SEC on February 5, 2020, reflects 8,893,835 shares of our common stock held by Blackrock Inc.

[5] Based on a Schedule 13G filed with the SEC on January 17, 2020, reflects 8,181,730 shares of our common stock held by JPMorgan Chase & CO.

[6] Includes an aggregate of 291,000 shares held by trusts of which Mr. Holm's children are the beneficiaries and for which Mr. Holm's wife acts as trustee. Mr. Holm may be deemed to beneficially own such shares.

[7] The number of shares beneficially owned includes shares of common stock issuable upon exercise of options that are currently exercisable and/or will be exercisable within 60 days after September 25, 2020, as follows: Mr. Holm (656,096), Mr. Hope (43,777), Mr. Hagerty (88,101), Mr. Hoskins (49,254), Mr. King (39,531), Ms. Adler (3,280), Ms. Beck (3,174), Mr. Dawson (3,280), Mr. Fernandez (4,920), Mr. Flanigan (3,174), Ms. Grant (3,280), Mr. Overly (3,280), Mr. Singer (3,174) and Mr. Spratt (3,280). The number of shares beneficially owned also includes shares of restricted stock as follows: Mr. Holm (314,315), Mr. Hope (83,794), Mr. Hagerty (64,836), Mr. Hoskins (60,505) and Mr. King (53,737). The number of shares beneficially owned by certain directors includes vested deferred stock units as follows: Ms. Adler (7,671), Mr. Fernandez (7,671) and Mr. Overly (3,743).

[8] Includes 879,163 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after September 25, 2020, 19,085 vested deferred stock units granted to certain directors, 30,842 restricted stock units granted to directors and 635,525 shares of restricted stock.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. Executive officers, directors, the chief accounting officer and beneficial owners with more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such reports and written representations from our executive officers, directors and 10% stockholders, we believe that our executive officers, directors, and 10% stockholders complied with all Section 16(a) filing requirements during fiscal 2020, except that Form 4s were inadvertently filed late on December 5, 2019 on behalf of each of Barbara J. Beck, Matthew C. Flanigan and David V. Singer.

Instructions for the Virtual Annual Meeting

As a result of Covid-19, the Annual Meeting will be a completely virtual meeting. There will be no physical meeting location. The Annual Meeting will be conducted via live webcast. Stockholders will have the same rights and opportunities to participate in our virtual Annual Meeting as they would at an in-person meeting.

You are entitled to participate in the virtual Annual Meeting if you were a stockholder of record as of the close of business on September 30, 2020 or if you hold a valid proxy for the Annual Meeting. If you are not a stockholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote during the meeting.

To attend the virtual Annual Meeting, visit www.virtualshareholder meeting.com/PFGC2020 and enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form. The virtual Annual Meeting will start at 8:30 a.m., Eastern Time, on Thursday, November 19, 2020. We encourage you to access the meeting prior to the start time to familiarize yourself with the virtual platform and ensure you can hear the streaming audio. Online access will be available starting at 8:15 a.m., Eastern Time, on November 19, 2020.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and mobile phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection from wherever they intend to participate in the virtual Annual Meeting.

While we strongly encourage you to vote your shares prior to the meeting, stockholders may also vote during the meeting. Once logged in, you will be able to vote your shares by clicking the "Vote Here!" button.

Stockholders may submit written questions once logged into the virtual platform. Questions pertinent to meeting matters will be answered during the question and answer portion of meeting, subject to a time limit prescribed by the Rules of Conduct that will be posted to the virtual meeting platform on the day of the Annual Meeting. The Rules of Conduct will also provide additional information about the relevancy requirements of questions to meeting matters.

If you are unable to attend the meeting, you may appoint a designee to attend in your place. Please contact Investor Relations at 804-287-8108 to learn how to properly appoint a designee.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the technical support number that will be posted on the virtual stockholder meeting login page at www.virtualshareholdermeeting.com/PFGC2020.

A webcast replay will be posted to our Investor Relations website at http://investors.pfgc.com following the Annual Meeting.

General Information

Questions and Answers about Voting and the Annual Meeting

Why am I being provided with these materials?

The Board of Directors has delivered these proxy materials to you in connection with its solicitation of proxies to be voted at the Annual Meeting, and at any postponements or adjournments of the Annual Meeting. You are invited to attend the Annual Meeting and vote your shares in person using the virtual Annual Meeting platform described under "Instructions for the Virtual Annual Meeting."

What am I voting on?

There are three proposals scheduled to be voted on at the Annual Meeting:

- Proposal No. 1: Election of the four Class I and two Class II director nominees listed in this Proxy Statement.

- Proposal No. 2: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2021.
- Proposal No. 3: Approval, in a non-binding advisory vote, of the compensation paid to our named executive officers.

Who is entitled to vote?

Stockholders as of the close of business on September 30, 2020 (the "Record Date") may vote at the Annual Meeting. As of that date, there were 133,526,139 shares of common stock outstanding. You have one vote for each share of common stock held by you as of the Record Date, including shares:

- Held directly in your name as "stockholder of record" (also referred to as the "registered stockholder");

- Held for you in an account with a broker, bank or other nominee (also referred to as shares held in "street name")—Street name holders generally cannot vote their shares directly and instead must instruct the brokerage firm, bank or other nominee how to vote their shares; and
- Held for you by us as restricted shares under either our 2007 Amended and Restated Management Option Plan (the "2007 Management Option Plan") or our 2015 Omnibus Incentive Plan.

What constitutes a quorum?

The holders of record of a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote at the Annual Meeting must be present online on the virtual meeting platform or represented by proxy to constitute a quorum for the Annual Meeting. Abstentions and "broker non-votes" are counted as present for purposes of determining a quorum.

What is a "broker non-vote"?

A broker non-vote occurs when shares held through a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at its discretion. Under current NYSE interpretations that govern broker non-votes, Proposal Nos. 1 (Election of Directors) and 3 (Non-Binding Vote to Approve Executive Compensation) are considered non-routine matters, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposals. Proposal No. 2 (Ratification of Independent Registered Public Accounting Firm) is considered a routine matter, and a broker will be permitted to exercise its discretion to vote uninstructed shares on this proposal.

How many votes are required to approve each proposal?

		Our Board recommends that you vote your shares:
PROPOSAL NO. 1 Election of Directors	Under our Bylaws, directors are elected by a majority of the votes cast, which means that the number of votes "FOR" a nominee must exceed the number of votes "AGAINST" that nominee. Any director who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election is required to tender his or her resignation to our Board in accordance with our Board policy. The Nominating and Corporate Governance Committee will consider the offer and recommend to the Board whether to accept the offer. The full Board will consider all factors it deems relevant to our best interests, make a determination and publicly disclose its decision and rationale within 90 days after confirmation of the election results. Abstentions and broker non-votes will not be counted as votes cast for purposes of Proposal No. 1; therefore, they will have no effect on this proposal.	**"FOR"** each of the director nominees set forth in this Proxy Statement.
PROPOSAL NO. 2 Ratification of the Independent Registered Public Accounting Firm	The selection of the independent registered public accounting firm will be ratified if the votes cast "FOR" exceed the votes cast "AGAINST" this proposal. Abstentions will not be counted as votes cast for purposes of Proposal No. 2; therefore, they will have no effect on this proposal. Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate governance and because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.	**"FOR"** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2021.
PROPOSAL NO. 3 Non-Binding Vote to Approve Executive Compensation	The advisory, non-binding vote regarding the compensation of our named executive officers will be approved if the votes cast "FOR" exceed the votes cast "AGAINST" this proposal. Abstentions and broker non-votes will not be counted as votes cast for purposes of Proposal No. 3; therefore, they will have no effect on this proposal. The proposal to approve the executive compensation of our named executive officers is not binding upon the Company, the Board or the Compensation Committee. Nevertheless, the Board and the Compensation Committee value the opinion expressed by stockholders through their vote on Proposal No. 3. Accordingly, the Board and Compensation Committee will consider the outcome of the vote when making future compensation decisions for our named executive officers.	**"FOR"** the approval, on a non-binding, advisory basis, of the compensation paid to our named executive officers.

If you just sign and submit your proxy card without voting instructions, your shares will be voted in accordance with the recommendation of the Board with respect to the three proposals and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted upon.

Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as inspectors of election.

How do I vote my shares without attending the virtual Annual Meeting?

If you are a stockholder of record, you may vote by authorizing a proxy to vote on your behalf at the virtual Annual Meeting. Specifically, you may authorize a proxy:

- *By Internet*—If you have Internet access, you may submit your proxy by going to www.proxyvote.com and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your proxy card in order to vote by Internet.
- *By Telephone*—If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-digit number included on your proxy card in order to vote by telephone.
- *By Mail*—You may vote by mail by signing and dating the enclosed proxy card where indicated and by mailing or otherwise returning the card in the postage-paid envelope provided to you.

You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on November 18, 2020, for the voting of shares held by stockholders of record as of the Record Date. Proxy cards with respect to shares held of record must be received no later than November 18, 2020.

How do I vote my shares during the virtual Annual Meeting?

If you are a stockholder of record and prefer to vote your shares during the virtual Annual Meeting, you can by entering the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form once logged in to the virtual platform at www.virtualshareholdermeeting.com/PFGC2020.

Even if you plan to attend the virtual Annual Meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted even if you later decide not to attend the virtual Annual Meeting.

What does it mean if I receive more than one proxy card on or about the same time?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card or, if you vote by Internet or telephone, vote once for each proxy card you receive.

May I change my vote or revoke my proxy?

Yes. Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

- sending a written statement to that effect to our Secretary, provided such statement is received no later than November 18, 2020;
- voting by Internet or telephone at a later time than your previous vote and before the closing of those voting facilities at 11:59 p.m., Eastern Time, on November 18, 2020;

- submitting a properly signed proxy card that has a later date than your previous vote and that is received no later than November 18, 2020; or
- attending the virtual Annual Meeting online and voting (attendance at the virtual Annual Meeting without voting will not change your vote or revoke your proxy).

If you hold shares in street name, please refer to information from your bank, broker or other nominee on how to revoke or submit new voting instructions.

Could other matters be decided at the Annual Meeting?

As of the date of this Proxy Statement, we do not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you are a stockholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees of the Company (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission.

Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

Stockholder Proposals for the 2021 Annual Meeting

If any stockholder wishes to propose a matter for consideration at our 2021 Annual Meeting, the proposal should be mailed by certified mail return receipt requested, to our Secretary, Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia 23238.

Proposals for Business for Inclusion in Next Year's Proxy Statement (Rule 14a-8)

SEC rules permit stockholders to submit proposals for inclusion in our proxy statement if the stockholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act.

Proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy statement for the 2021 Annual Meeting must be received by our Secretary no later than June 11, 2021.

Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access)

Our Bylaws permit a stockholder (or group of stockholders (up to 20)) who has owned a significant amount of Company common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. To be included in the Company's proxy statement for the 2021 Annual Meeting, the proposing stockholder(s) must send notice and the required information to the Secretary so that it is received not earlier than May 12, 2021, nor later than June 11, 2021.

Other Business Proposals/Nominees

Our Bylaws also set forth the procedures that a stockholder must follow to nominate a candidate for election as a director or to propose other business for consideration at stockholder meetings, in each case, not submitted for inclusion in the proxy statement (either under proxy access or Rule 14a-8), but instead to be presented directly at stockholder meetings. To be timely, a stockholder's notice must be delivered to the Secretary and received on or after July 22, 2021, but not later than August 21, 2021.

Other Business

The Board does not know of any other matters to be brought before the Annual Meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,



A. Brent King
Secretary

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (www.pfgc.com) and click on "Financial Info" under the "Investors" heading. Copies of our Annual Report on Form 10-K for the year ended June 27, 2020, including financial statements and schedules thereto, filed with the SEC, are also available without charge to stockholders upon written request addressed to:

Secretary
Performance Food Group Company
12500 West Creek Parkway
Richmond, Virginia 23238

Appendix A
Reconciliation of Non-GAAP Items

This Proxy Statement and the accompanying financial statement tables include several financial measures that are not calculated in accordance with GAAP, including EBITDA, Adjusted EBITDA and Adjusted Diluted EPS. Such measures are not recognized terms under GAAP, should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP, and are not indicative of net income as determined under GAAP. EBITDA, Adjusted EBITDA, Adjusted Diluted EPS and other non-GAAP financial measures have limitations that should be considered before using these measures to evaluate PFG's liquidity or financial performance. EBITDA, Adjusted EBITDA and Adjusted Diluted EPS, as presented, may not be comparable to similarly titled measures of other companies because of varying methods of calculation.

Management measures operating performance based on PFG's EBITDA, defined as net income before interest expense, interest income, income taxes, and depreciation and amortization. PFG believes that the presentation of EBITDA enhances an investor's understanding of PFG's performance. PFG believes this measure is a useful metric to assess PFG's operating performance from period to period by excluding certain items that PFG believes are not representative of PFG's core business. PFG also uses this measure to evaluate the performance of its segments and for business planning purposes.

In addition, management uses Adjusted EBITDA, defined as net income before interest expense, interest income, income and franchise taxes, and depreciation and amortization, further adjusted to exclude certain items we do not consider part of our core operating results. Such adjustments include certain unusual,

non-cash, non-recurring, cost reduction and other adjustment items permitted in calculating covenant compliance under the PFG's credit agreement and indenture (other than certain pro forma adjustments permitted under our credit agreement and indenture relating to the Adjusted EBITDA contribution of acquired entities or businesses prior to the acquisition date). Under PFG's credit agreement and indenture, PFG's ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments and making restricted payments is tied to ratios based on Adjusted EBITDA (as defined in the credit agreement and indenture).

Management also uses Adjusted Diluted EPS, which is calculated by adjusting the most directly comparable GAAP financial measure by excluding the same items excluded in PFG's calculation of Adjusted EBITDA, as well as certain onetime income tax items, to the extent that each such item was included in the applicable GAAP financial measure.

PFG believes that the presentation of EBITDA, Adjusted EBITDA and Adjusted Diluted EPS is useful to investors because these metrics provide insight into underlying business trends and year-over-year results and are frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in PFG's industry.

The following tables include a reconciliation of non-GAAP financial measures to the applicable most comparable GAAP financial measures.

Appendix A Reconciliation of Non-GAAP Items

Performance Food Group Company
Non-GAAP Reconciliation (Unaudited)

($ in millions, except share and per share data)	Fiscal year ended			
	June 27, 2020	June 29, 2019	Change	%
Net income (GAAP)	$(114.1)	$166.8	$(280.9)	(168.4)
Interest expense, net	116.9	65.4	51.5	78.7
Income tax expense	(108.1)	51.5	(159.6)	(309.9)
Depreciation	178.5	116.2	62.3	53.6
Amortization of intangible assets	97.8	38.8	59.0	152.1
EBITDA (Non-GAAP)	171.0	438.7	(267.7)	(61.0)
Impact of non-cash items [(A)]	24.8	19.8	5.0	25.3
Impact of acquisition, integration & reorganization charges [(B)]	182.8	11.8	171.0	1,449.2
Impact of productivity initiatives and other adjustment items [(C)]	26.9	5.2	21.7	417.3
Adjusted EBITDA (Non-GAAP)	$ 405.5	$475.5	$ (70.0)	(14.7)
Diluted earnings per share (GAAP)	$ (1.01)	$ 1.59	$ (2.60)	(163.5)
Adjustment for dilutive shares	0.01	—	0.01	NM
Impact of amortization of intangible assets [(D)]	0.86	0.37	0.49	132.4
Impact of non-cash items	0.22	0.19	0.03	15.8
Impact of acquisition, integration & reorganization charges	1.60)	0.11	1.49	1,354.5
Impact of productivity initiatives and other adjustment items	0.24	0.04	0.20	500.0
Tax impact of above adjustments	(0.81)	(0.17)	(0.64)	376.5
Impact of net operating loss carryback tax benefit [(E)]	(0.41)	—	(0.41)	NM
Adjusted Diluted Earnings per Share (Non-GAAP)	$ 0.70	$ 2.13	$ (1.43)	(67.1)

[(A)] Includes adjustments for non-cash charges arising from stock-based compensation and gain/loss on disposal of assets. Stock-based compensation cost was $17.9 million and $15.7 million for fiscal 2020 and fiscal 2019, respectively.

[(B)] Includes professional fees and other costs related to acquisitions, costs of integrating certain of our facilities, and facility closing costs. Fiscal 2020 includes $108.6 million of contingent consideration accretion expense related to the acquisition of Eby-Brown and $9.3 million of costs related to information technology projects that the Company is no longer pursuing as a result of the Reinhart acquisition.

[(C)] Includes $5.8 million of development costs related to certain productivity initiatives the Company is no longer pursuing as a result of the Reinhart acquisition, as well as amounts related to fuel collar derivatives, certain financing transactions, lease amendments, legal settlements, franchise tax expense, and other adjustments permitted under our credit agreement and indenture.

[(D)] Effective in the second quarter of fiscal 2020, the Company revised its definition of Adjusted Diluted EPS to exclude the effect of intangible asset amortization expense. Prior year amounts have been revised to conform with the current year presentation.

[(E)] Represents the estimated one-time tax benefit of $46.3 million related to the carryback of the fiscal 2020 net operating loss to tax years with a statutory rate of 35% compared to the current statutory rate of 21%.







Cover Design: AndraDesignStudio.com
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Photography: PFG Archives
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Performance Food Group

12500 West Creek Parkway
Richmond, Virginia 23238
www.pfgc.com

Our Family of Foodservice Distributors



